Exhibit 99.9

NOTE PURCHASE AGREEMENT

by and among

BIOCERES CROP SOLUTIONS CORP.,
as Issuer,

Solel-Bioceres SPV, L.P.,
as an Initial Purchaser,

THE OTHER HOLDERS FROM TIME TO TIME PARTY HERETO

and

WILMINGTON SAVINGS FUND SOCIETY, FSB

as Collateral Agent

Dated as of August 5, 2022

Article 1. DEFINITIONS		1

1.1	Definitions	1

1.2	Terms Generally	26

1.3	Accounting Terms	26

Article 2. PURCHASE AND SALE OF THE NOTES		27

2.1	Purchase and Sale of the Notes	27

2.2	Closing	27

Article 3. THE NOTES		28

3.1	Maturity; Interest	28

3.2	Manner of Payment	29

3.3	Taxes	29

3.4	Optional Prepayments	31

3.5	Mandatory Prepayments	31

3.6	Application of Prepayments	33

3.7	Prepayment Premium	33

3.8	Ratable Sharing	35

3.9	Fees	35

3.10	Compensation for Increased Costs and Taxes	36

Article 4. [Reserved]		36

Article 5. CONDITIONS TO THE OBLIGATIONS OF THE HOLDERS		36

5.1	Conditions Precedent to the Effective Date	36

5.2	Conditions Precedent to the Issue Date	38

Article 6. REPRESENTATIONS AND WARRANTIES OF THE ISSUER		42

6.1	Existence and Power	42

6.2	Authorization; No Contravention	42

6.3	Governmental Authorization; Third Party Consents	42

6.4	Binding Effect	42

6.5	Litigation	43

6.6	Compliance with Laws	43

6.7	No Default or Breach	43

6.8	Title to Properties	43

6.9	Real Property	43

6.10	Taxes	43

i

6.11	Financial Condition; SEC Filings; Contingent Obligations	44

6.12	Absence of Certain Changes or Events	45

6.13	Environmental Matters	45

6.14	Investment Company/Government Regulations	46

6.15	Subsidiaries	46

6.16	Capitalization	46

6.17	Solvency	46

6.18	Licenses and Approvals	46

6.19	OFAC; Anti-Terrorism; Patriot Act; Anticorruption	47

6.20	No Bad Actor Disqualification Events	48

6.21	Disclosure	48

6.22	Internal Controls	48

6.23	Notes	48

6.24	Employee Matters	49

6.25	Employee Benefit Plans	49

6.26	Disclaimer	49

Article 7. REPRESENTATIONS AND WARRANTIES OF THE INITIAL PURCHASERS		49

7.1	Authorization	49

7.2	Binding Effect	49

7.3	No Legal Bar	50

7.4	Money Laundering Laws	50

7.5	Securities Laws	50

Article 8. AFFIRMATIVE COVENANTS		51

8.1	Delivery of Financial and Other Information	51

8.2	Use of Proceeds	53

8.3	Conduct of Business	53

8.4	Taxes and Claims	54

8.5	Insurance	54

8.6	Compliance with Laws and Material Contracts	55

8.7	Maintenance of Properties	55

8.8	Further Assurances	56

8.9	Replacement of Notes	56

8.10	Notice of Change of Name	56

8.11	Account Control Agreements	56

8.12	Subsidiaries; Additional Collateral	57

8.13	Additional Material Real Property	57

8.14	Financial Covenants	60

8.15	[Reserved]	60

8.16	Post-Closing Obligations	60

Article 9. NEGATIVE COVENANTS		61

9.1	Distributions	61

9.2	Incurrence of Indebtedness	62

9.3	Fundamental Changes; Asset Sales	63

9.4	Liens	64

9.5	No Additional Guaranty	66

9.6	Affiliates	66

9.7	Limitation on Modifications to Organizational Documents and Certain Other Agreements	67

9.8	Restrictive Agreements	67

9.9	Investments	67

9.10	ERISA Events	68

9.11	Fiscal Year	68

Article 10. GUARANTY; COLLATERAL		68

10.1	Guaranty	68

10.2	Collateral	68

10.3	Collateral Agent	69

Article 11. EVENTS OF DEFAULT		75

11.1	Events of Default	75

11.2	Acceleration	78

11.3	Set-Off	79

11.4	Suits for Enforcement	80

Article 12. MISCELLANEOUS		80

12.1	Survival of Representations and Warranties	80

12.2	[Reserved]	80

12.3	Notices	80

12.4	Successors and Assigns	81

12.5	Amendment and Waiver	82

12.6	Signatures; Counterparts	83

12.7	Headings	83

12.8	GOVERNING LAW	83

12.9	JURISDICTION, JURY TRIAL WAIVER, ETC	84

12.10	Severability	85

12.11	Rules of Construction	85

12.12	Entire Agreement	85

12.13	Expenses	85

12.14	Indemnity	86

12.15	[Reserved]	87

12.16	No Strict Construction	87

SCHEDULES:
Schedule 1.1(a)	Guarantors
Schedule 1.1(b)	Post-Closing Guarantors
Schedule 1.1(c)	Non-Guarantors
Schedule 2.1	Allocations
Schedule 6.5	Litigation
Schedule 6.8	Title to Properties
Schedule 6.9	Real Property
Schedule 6.10(a)	Taxes
Schedule 6.13	Environmental Matters
Schedule 6.15	Subsidiaries
Schedule 6.16	Capitalization
Schedule 6.19	OFAC; Anti-Terrorism; Patriot Act; Anticorruption
Schedule 8.16(a)	Post-Closing Obligations
Schedule 9.2	Indebtedness
Schedule 9.4	Liens
Schedule 9.5	Guarantees
Schedule 9.9	Investments

EXHIBITS:
Exhibit A	Form of Note
Exhibit B	Form of Guaranty Agreement
Exhibit C	Form of Pledge and Security Agreement
Exhibit D	Form of First Lien/First Lien Intercreditor Agreement
Exhibit E	Form of Convertible Note Purchase Agreement

NOTE PURCHASE AGREEMENT (this “Agreement”), dated as of August 5, 2022, by and among Bioceres Crop Solutions Corp., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), Solel-Bioceres SPV, L.P. (an “Initial Purchaser”), the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, in its capacity as collateral agent for the Holders (together with its permitted successors, in such capacity, the “Collateral Agent”).

WHEREAS, the Issuer wishes to issue and sell to the Initial Purchasers, and the Initial Purchasers wish to purchase, on the terms and subject to the conditions set forth herein, a secured guaranteed note to be issued by the Issuer to the Initial Purchasers on the Issue Date in an aggregate original principal amount set forth opposite each Initial Purchaser’s name on Schedule 2.1 hereto, substantially in the form of Exhibit A hereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof, each a “Note” and collectively the “Notes”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

Article 1.

DEFINITIONS

1.1          Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Account Control Agreement” means an agreement in form and substance reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders) that provides for the Collateral Agent to have “control” (as defined in Section 9-104 of the Uniform Commercial Code or Section 8-106 of the Uniform Commercial Code).

“Accreted Principal Amount” means, as of any date, (i) the principal amount of the Notes outstanding on such date, plus (ii) the amount of PIK Interest that has accrued thereon and compounded thereto on each Payment Date.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of Capital Stock, by contract or otherwise; provided that in no event shall any Holder, or any Affiliates of any Holder, on the one hand, and the Issuer and any of its Subsidiaries, on the other hand, be deemed to be “Affiliates” of one another.

“Aggregate Amounts Due” has the meaning given to that term in Section 3.8.

“Agreement” has the meaning given to that term in the recitals to this Agreement, as it may be amended, amended and restated, supplemented, replaced, or otherwise modified from time to time.

“Anticorruption Laws” mean laws, regulations or orders relating to anti-bribery or anticorruption (governmental or commercial) of any jurisdiction (including the U.S., Brazil, the Cayman Islands, Argentina, Uruguay, Estonia and Finland) applicable to the business and dealings of the Issuer and each Subsidiary of the Issuer, including applicable laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment) to any government official, commercial entity, or other any other Person to obtain a business advantage; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery of 2010, the Cayman Anti-Money Laundering Legislation and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anti-Terrorism Laws” means all laws concerning or relating to money laundering or terrorism financing, of any jurisdiction applicable to the Issuer and each Subsidiary of the Issuer, including, without limitation, the United States Executive Order No. 13224 on Terrorist Financing and the Patriot Act, the Cayman Anti-Money Laundering Legislation and all other applicable anti-money laundering laws in Brazil, Argentina, Uruguay, Estonia and Finland and all rules and regulations implementing these laws, as any of the foregoing may be amended, revised or supplemented from time to time.

“Applicable Law” means all laws, rules and regulations applicable to the Person, conduct, transaction, covenant, document or contract in question, including all applicable common law and equitable principles, all provisions of all applicable state, federal and foreign (including the Cayman Islands) constitutions, statutes, rules, regulations, treaties, directives and orders of any Governmental Authority, and all orders, judgments and decrees of all courts and arbitrators.

“Applicable Rate” means during each period set forth below, the interest rate per annum set forth in the table below opposite such period:

Level	Period	Applicable Rate
I	0-24 months following the Issue Date	9.0%
II	25-36 months following the Issue Date	13.0%
III	37-48 months following the Issue Date and thereafter	14.0%

Changes in the Applicable Rate shall become effective on the first day of the first month set forth in the applicable period set forth in the table above, and shall remain in effect until the next change to be effected in the succeeding period.

“Argentine Income Tax Law” means Law nº 20,628, as amended by Decree nº 824/2019, or any successor thereto.

“Asset Sale” means a non-ordinary course sale, sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with (or any lease or sub-lease (as lessor or sublessor) or exclusive license (as licensor or sublicensor) having substantially the same effect as any of the foregoing), any Person (other than the Issuer or any Guarantor), in one transaction or a series of transactions, of all or any part of the Issuer’s or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, including any transaction involving the Capital Stock of any of the Issuer’s Subsidiaries.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership of the Issuer as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” shall mean 31 C.F.R. §1010.230.

“Board” means the board of directors of the Issuer.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York and the Cayman Islands are authorized or required by law or executive order to close.

“Capital Lease” of a Person means any lease of Property by such Person as lessee which would be classified as a capital lease on a balance sheet of such Person prepared in accordance with IFRS.

“Capital Lease Obligations” of any Person means all obligations (including sales tax obligations) of such Person under Capital Leases.

“Capital Stock” means (a) any capital stock, shares, partnership, membership, limited liability company, joint venture or other ownership or equity interest or other equivalent, participation or securities (whether voting or non-voting, whether preferred, common or otherwise, whether certificated or uncertificated, and however designated), and (b) any option, warrant, security, appreciation right, profits interests or other right (including Indebtedness securities or other evidence of Indebtedness) directly or indirectly convertible into or exercisable or exchangeable for, or otherwise to acquire directly or indirectly, any capital stock, shares, partnership, membership, limited liability company, joint venture or other ownership or equity interest, participation or security described in clause (a) above.

“Cash and Cash Equivalents” means, without duplication, (a) Dollars or any other foreign currency; (b) short-term obligations of, or fully guaranteed by, the United States; (c) commercial paper rated A-1 or better by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. (or any successor thereto) or P-1 or better by Moody’s Investors Service, Inc. (or any successor thereto) with a duration of not more than twelve (12) months; (d) demand deposit accounts; (e) certificates of deposit issued by, and time deposits with, commercial banks (whether domestic or foreign having capital in compliance with mandatory banking regulations in force under Applicable Law); and (f) any other short term and highly liquid investments that would (A) be classified as “Cash Equivalents” on a balance sheet prepared in accordance with IFRS or (B) otherwise be classified as “Cash Equivalents” under IFRS if such investments did not secure Indebtedness of the Issuer or any of its Subsidiaries.

“Cayman Anti-Money Laundering Legislation” means all the regulations and guidelines of the Cayman Islands applicable to anti-money laundering and combating of terrorist financing, as amended, revised or supplemented from time to time, including but not limited to, the Proceeds of Crime of Law (2020 Revision), the Misuse of Drugs Law (2017 Revision), the Terrorism Law (2018 Revision), the Anti-Money Laundering Regulations (2020 Revision) and the Guidance Notes on the Preventions and Detection of Money Laundering in the Cayman Islands.

“Change in Law” has the meaning given to that term in Section 3.10.

“Change of Control” means:

(a) the occurrence of any transaction or event as a result of which any Person (or group of Persons acting jointly or in concert), other than the Permitted Holder, purchases or acquires legal or beneficial ownership, either directly or indirectly, of more than fifty percent (50%) (by voting power) of the outstanding Capital Stock of the Issuer, provided, however, that a transfer of more than fifty percent (50%) of the outstanding Capital Stock of the Issuer shall not be deemed a Change of Control hereunder, if (i) such transfer is made in favor of Bioceres S.A.’s stockholders, by means of stock swaps, sales or otherwise, and (ii) after any such stock swap, sales or otherwise, no Person, or Affiliated Persons, other than the Permitted Holder, acquires or acquire legal or beneficial ownership, either directly or indirectly, of more than fifty percent (50%) (by voting power) of the outstanding Capital Stock of the Issuer; and

(b) the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than a change to par value, or from par value to no par value, or changes resulting from a subdivision or combination) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than one or more of the Issuer’s direct or indirect Wholly Owned Subsidiaries; provided, however, that a transaction described in clause (A) or clause (B) in which the holders of all classes of the Issuer’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction shall not be a Change of Control pursuant to this clause (b).

“Change of Control Notice” has the meaning given to that term in Section 3.5.

“Charter Documents” means the memorandum of association, articles, articles of association or certificate of incorporation or formation (as applicable), the bylaws (estatutos sociales) or operating or limited liability company agreement (as applicable), and other similar organizational and governing documents of any Person, as amended, restated, supplemented or otherwise modified from time to time.

“Closing” has the meaning given to that term in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means, collectively, all of the real, personal and mixed property (including Capital Stock) of the Grantors in which Liens are granted or are purported to be granted pursuant to the Collateral Documents as security for the Obligations (other than any Excluded Property).

“Collateral Agent” has the meaning given to that term in the recitals to this Agreement.

“Collateral Agent Fee Letter” means that certain Fee Letter, dated as of the Effective Date, between the Issuer and the Collateral Agent.

“Collateral Documents” means the Pledge and Security Agreement, the Intellectual Property Security Agreements, the Mortgages, the Account Control Agreements and each other agreement or writing pursuant to which the Issuer or any Subsidiary pledges or grants, or purports to pledge or grant, a security interest in any property or assets securing the Obligations, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Commitments” means, with respect to each Initial Purchaser, the commitment to purchase Notes hereunder subject to the terms and conditions set forth herein. The amount of each Initial Purchaser’s Commitment as of the Effective Date is set forth opposite such Initial Purchaser’s name on Schedule 2.1, as such schedule may be amended from time to time prior to the Issue Date to reflect any assignments of Commitments prior to the Issue Date (so long as any such assignment complies with Section 12.4).

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Consolidated EBITDA” means, in respect of any period, the sum of (a) Consolidated Net Income for such period plus (b) to the extent deducted in determining such Consolidated Net Income, the sum, without duplication, of (i) the net financial cost and other financial results as reflected in the consolidated statement of comprehensive income and its notes, (ii) all foreign, federal, state, and/or local income tax expense or benefit, (iii) depreciation expense and amortization expense for such period; (iv) share-based compensation and (v) transaction expenses which are limited to (A) underwriting fees and expenses in connection with new issuances of equity or debt or (B) third-party fees and expenses in connection with any Permitted Acquisitions subject to a limit of 10.0% of Consolidated EBITDA for the last four quarters, provided that, such fees and expenses in (A) and (B) above, individually or in the aggregate, shall not exceed $5,000,000 for any given 12-month period; provided, that, any acquisition or Disposition for a purchase price in excess of $20,000,000 shall be given pro forma effect for the full relevant calculation period for the purpose of calculating the Financial Covenants and all financial ratios set forth herein, except, solely for the purpose of calculating the Financial Covenants set forth in Section 8.14, the Pro Farm Acquisition will only be included in the relevant calculation period from the date of the Pro Farm Acquisition.

“Consolidated Interest Expense” means, with respect to any Test Period, the net financial cost of the Issuer and its Subsidiaries determined on a consolidated basis as reflected in the consolidated statement of comprehensive income and its notes, net of the gains/losses from translation effects on non-US dollar denominated loans (including, without limitation, any PIK Interest, and all commissions, discounts and/or related amortization and other fees and charges owed by the Issuer and its Subsidiaries, with respect to letters of credit or bankers’ acceptances, the net costs associated with any Hedging Agreement of the Issuer and its Subsidiaries, capitalized interest expense, the interest portion of Capital Lease Obligations and the interest portion of any deferred payment obligation) for such Test Period.

“Consolidated Net Income” means the net income (or loss) of the Issuer and its Subsidiaries, for the period in question, determined on a consolidated basis and in accordance with IFRS.

“Consolidated Secured Net Debt” means Consolidated Total Net Debt minus the portion of Indebtedness of the Issuer or any Subsidiary included in Consolidated Total Net Debt that is not secured by any Lien on property or assets of the Issuer or any Subsidiary.

“Consolidated Secured Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Secured Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period.

“Consolidated Total Assets” shall mean, as of any date of determination, the total assets of the Issuer and its Subsidiaries determined on a consolidated basis in accordance with IFRS, as reflected in the consolidated balance sheet of the Issuer as of the last day of the Fiscal Quarter most recently ended for which financial statements have been (or were required to be) delivered pursuant to Section 6.11 or Section 8.1(a) or (b), as applicable, calculated on a pro forma basis.

“Consolidated Total Net Debt” means Indebtedness less Cash and Cash Equivalents of the Issuer and its Subsidiaries, on a consolidated basis, as of the last day of the Test Period in question.

“Consolidated Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period.

“Contractual Obligations” means as to any Person, any (i) provision of any security issued by such Person or (ii) agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which such Person is a party or by which it or any of such Person’s Property is bound.

“Control Triggering Event” shall occur at any time that an Event of Default shall have occurred and be continuing. Once occurred, a Control Triggering Event shall be deemed to be continuing until no Event of Default shall be continuing.

“Controlled Account” shall mean any bank account of any Grantor that is located in the United States and that is required to be subject to an Account Control Agreement pursuant to Section 8.11(a).

“Convertible Note Purchase Agreement” means that certain Note Purchase Agreement, as such term is defined in the First Lien/First Lien Intercreditor Agreement and in the form attached hereto as Exhibit E, as may be amended, amended and restated, supplemented or otherwise modified from time to time as permitted under the First Lien/First Lien Intercreditor Agreement.

“Convertible Note Purchasers” means each Holder (as defined in the Convertible Note Purchase Agreement) and each of its respective successors and permitted assigns.

“Convertible Notes” means the “Notes” as defined in the Convertible Note Purchase Agreement.

“Copyrights” means all copyright rights in any works protectable under copyright laws of any jurisdiction worldwide and all copyright registrations and applications for copyright registrations, including all renewals and extensions thereof, all rights to recover for past, present or future infringements thereof and all other rights whatsoever accruing thereunder or pertaining thereto.

“Declined Proceeds” has the meaning given to that term in Section 3.5(f).

“Declining Holder” has the meaning given to that term in Section 3.5(f).

“Default” means any event or condition which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Rate” has the meaning given to that term in Section 3.1(c).

“Delaware Divided LLC” means any limited liability company which has been formed upon the consummation of a Delaware LLC Division.

“Delaware LLC Division” means the statutory division of any limited liability company into two or more limited liability companies pursuant to Section 18-217 of the Delaware Limited Liability Company Act or a comparable provision of any other applicable law.

“Deposit Account” shall mean a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Dispose” has a correlative meaning.

“Disposition” means any sale, lease, transfer, issuance, assignment, or other disposition (whether in a single transaction or series of transactions) (including any disposition of any property, business or asset to a Delaware Divided LLC pursuant to a Delaware LLC Division) of property, assets, goods or rights, present or future, of the Issuer and its Subsidiaries, including any Capital Stock owned by it, or the issuance of any additional Capital Stock by any Subsidiary in such Subsidiary (other than issuing directors’ qualifying shares and other than issuing Capital Stock to the Issuer or another Guarantor in compliance with Section 6.06(d)).

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security or other equity interests into which it is convertible or for which it is exchangeable or exercisable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Capital Stock which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, (b) is redeemable or subject to mandatory repurchase, in either case, at the option of the holder thereof (other than solely for equity interests which are not otherwise Disqualified Capital Stock), in whole or in part, (c) provides for scheduled payments, dividends or distributions in cash or (d) is or becomes convertible into or exchangeable or exercisable for indebtedness or any other equity interests that would constitute Disqualified Capital Stock, in each case, prior to the date that is ninety-one (91) days after the Maturity Date.

“Distributions” by a Person means (a) the declaration or payment of dividends or other distributions (whether in cash, securities or other property or assets) on any now or hereafter outstanding Capital Stock of such Person; (b) any payment in cash or other property or assets on account of the redemption, repurchase, defeasance, sinking fund or other retirement or acquisition of such Capital Stock or of warrants, rights or other options to purchase such Capital Stock made either directly or indirectly; (c) [reserved]; and (d) any payment or prepayment of principal or premium, if any, or interest, fees or other charges on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to any Junior Financing (other than any regularly scheduled payments of interest of any such Junior Financing, in accordance with the terms of, and only to the extent required by, and subject to any subordination provisions contained in, the agreement pursuant to which such Junior Financing was issued).

“Dollars” or “$” means lawful money of the United States.

“Effective Date” means the first date that the conditions precedent in Section 5.1 are satisfied or waived. The Effective Date occurred on August 5, 2022.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (other than a Multiemployer Plan) which is or was sponsored, maintained or contributed to by, or required to be contributed by, the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates or with respect to which the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates has or would reasonably be expected to have liability, contingent or otherwise, under ERISA.

“Environmental Laws” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, Licenses, concessions, grants, franchises, agreements and other governmental restrictions relating to (a) the protection of the environment, (b) the effect of the environment on human health, (c) emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into surface water, ground water, air or land, or (d) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous substances or wastes or the clean-up or other remediation thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and any successor thereto.

“ERISA Affiliate” means, as applied to any Person, any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(b) or 414(c) of the Code or Section 4001(a)(14) of ERISA of which that Person is a member or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Code or Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) a determination that any Pension Plan is, or is reasonably expected to be, in “at risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (iv) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (v) a receipt by the Issuer from any Multiemployer Plan of notice that such Multiemployer Plan has been determined to be or is, or is reasonably expected to be, in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA; (vi) the withdrawal by the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Issuer, any of its Subsidiaries or any of their respective Affiliates pursuant to Section 4063 or 4064 of ERISA; (vii) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which is reasonably expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (viii) the imposition of liability on the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (ix) the withdrawal of the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt by the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in insolvency pursuant to Section 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (x) receipt from the Internal Revenue Service of notice of the failure of any Employee Benefit Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Code; (xi) the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code with respect to any Pension Plan; or (xii) the occurrence of a non-exempt “prohibited transaction” with respect to which the Issuer or any of its Subsidiaries is a “disqualified person” or a “party of interest” (within the meaning of Section 4975 of the Code or Section 406 of ERISA, respectively) which would reasonably be expected to result in material liability in to the Issuer or any of its Subsidiaries.

“Event of Default” has the meaning given to that term in Section 11.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Account” means (i) any account exclusively used for funding payroll or segregating payroll taxes or funding other employee wage or benefits for the then current payroll period, (ii) zero balance accounts the balance of which is swept each Business Day to a Deposit Account subject to an Account Control Agreement, (iii) trust, fiduciary or other escrow accounts established for the benefit of third parties in the ordinary course of business, (iv) any account which is used as a cash collateral account subject to Liens permitted by Section 9.4(l), (v) any account that is not located in the United States or (vi) other accounts that do not have a Cash and Cash Equivalents balance at any time exceeding $1,000,000 in the aggregate for all such accounts.

“Excluded Property” means (i) any Real Property other than Material Real Property, (ii) motor vehicles and other assets subject to certificates of title (other than to the extent a Lien on such assets can be perfected by filing a UCC-1 by a Grantor organized in the United States that is otherwise required to be filed for the benefit of the Holders under the terms of the Pledge and Security Agreement), (iii) (x) letter of credit rights and (y) commercial tort claims with a value of less than $1,000,000 (in the case of each of clauses (x) and (y), other than to the extent a Lien on such assets or such rights can be perfected by filing a UCC-1 by a Grantor organized in the United States that is otherwise required to be filed for the benefit of the Holders under the terms of the Pledge and Security Agreement), (iv) pledges and security interests prohibited by applicable law, rule, regulation or contractual obligation (with respect to any such contractual obligation, only to the extent such restriction is permitted under Section 6.09(c) and such restriction is binding on such assets on the Issue Date or on the date of acquisition thereof and not entered into in contemplation thereof) (in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or any other applicable law) or which require governmental (including regulatory) consent, approval, license or authorization to be pledged (unless such consent, approval, license or authorization has been received or to the extent any such consent, approval, license or authorization is rendered ineffective after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or any other applicable law), (v) assets to the extent a security interest in such assets would reasonably be expected to result in material adverse tax consequences to the Issuer and its Subsidiaries (taken as a whole) as determined in good faith by the Issuer, and disclosed in writing to the Collateral Agent together with a reasonably detailed explanation of such determination, (vi) any lease, license or other agreement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or create a right of termination in favor of any other party thereto (other than the Issuer or any Guarantor) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or any other applicable law, (vii) any governmental licenses or state, provincial, territorial or local licenses, franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby, in each case after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or any other applicable law, (viii) any “intent-to-use” applications for Trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. §1051 or similar laws in other jurisdictions, unless and until an Amendment to Allege Use or a Statement of Use under Section 1(c) or 1(d) of the Lanham Act (or the equivalent in any applicable jurisdiction) has been filed and accepted by the United States Patent and Trademark Office, to the extent, if any, that, and solely during the period, if any, in which the grant of a security interest therein would impair the validity or enforceability of such intent-to-use application under applicable federal law, (ix) any Excluded Accounts and all Cash and Cash Equivalents maintained therein, (x) any “margin stock” (as defined in Regulation U), (xi) any equipment or other asset that is subject to a Lien permitted by any Section 9.4(a) or is otherwise subject to a purchase money debt, if the contract or other agreement providing for such debt prohibits or requires the consent of any person (other than the Issuer or any Guarantor) as a condition to the creation of any other security interest on such equipment or asset and, in each case, such prohibition or requirement is permitted hereunder after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or any other applicable law and (xii) those assets as to which the Majority Holders and the Issuer reasonably agree that the cost or other consequence of obtaining such a security interest or perfection thereof are excessive in relation to the value afforded thereby; provided that (x) the Issuer may in its sole discretion elect to exclude any property from the definition of “Excluded Property” and (y) the Excluded Property shall not include any proceeds, substitutions or replacements of Excluded Property (unless such proceeds, substitutions or replacements would constitute Excluded Property).

“Excluded Subsidiary” means (i) Immaterial Subsidiaries, (ii) Pro Farm Russia LLC and any other Subsidiary organized in Russia, (iii) Subsidiaries that are not wholly-owned Subsidiaries, provided, that (x) such Subsidiaries are bona fide joint ventures and (y) the equity interests in such Subsidiaries are owned by the Issuer or any Guarantor, (iv) the Subsidiaries set forth in Schedule 1.1(c) and (v) any other Subsidiary where the Issuer and the Majority Holders agree that the cost of obtaining a guarantee by such Subsidiary is excessive in relation to the practical benefit to the Holders afforded thereby.

“Excluded Taxes” means, with respect to each of the Holders, or any other recipient of any payment to be made by or on account of any Obligations, (a) Taxes imposed on or measured by its net income (however denominated), branch profits Taxes and franchise Taxes, (i) imposed by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office or applicable lending office is located as a result of such recipient being so organized or such office being so located or (ii) that are Other Connection Taxes, (b) in the case of a Holder, any U.S. federal withholding Tax that is imposed on amounts payable to such Holder pursuant to a law in effect at the time such Holder becomes a party hereto (or designates a new lending office or receives an assignment), except to the extent that such Holder (or its assignor) was entitled, at the time of designation of a new lending office (or assignment or sale of a participation), to receive additional amounts from the Issuer with respect to such withholding Tax pursuant to Section 3.3(a), (c) Taxes resulting from the failure to comply with Section 3.3(e) or (d) any Taxes imposed under FATCA.

“Existing Note Conversions” means (i) the conversion of 75% of the outstanding principal amount of the “Note” issued to Solel-Bioceres SPV, L.P. pursuant to the Existing Note Purchase Agreement into 4,579,364 Ordinary Shares and 25% of the outstanding principal amount of such Note, together with accrued and unpaid interest, pursuant to this Agreement and (ii) the conversion of all of the outstanding principal amount of the “Note” issued to Ari Freisinger pursuant to the Existing Note Purchase Agreement, together with accrued and unpaid interest, into 37,917 Ordinary Shares, in each case in accordance with the terms of the Existing Note Purchase Agreement.

“Existing Note Purchase Agreement” means that certain Note Purchase Agreement, dated as of March 6, 2020, by and among the Issuer, the purchasers from time to time party thereto and Solel Partners LP, as collateral agent, as amended, restated, supplemented or otherwise modified prior to the date hereof.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations promulgated thereunder or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any applicable intergovernmental agreements with respect thereto and any fiscal or regulatory legislation, rules, practices, or laws adopted pursuant to such intergovernmental agreements.

“Financial Covenants” means the financial covenants set forth in Sections 8.14(a) and (b).

“Financial Statements” has the meaning given to that term in Section 6.11(a).

“First Lien/First Lien Intercreditor Agreement” means that certain First Lien/First Lien Intercreditor Agreement in the form of Exhibit D, dated as of the Issue Date, among the Collateral Agent, the Holders, the Convertible Note Purchasers, and the other parties from time to time party thereto, as such document may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time in accordance with the terms thereof.

“First Lien/Second Lien Intercreditor Agreement” means a first lien/second lien intercreditor agreement in a customary form reasonably acceptable to the Majority Holders and the Issuer, in each case, as such document may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time in accordance with the terms thereof.

“Fiscal Quarter” means a fiscal quarter of the Issuer and its Subsidiaries, ending on March 31, June 30, September 30, and December 31 of each year.

“Fiscal Year” means a fiscal year of the Issuer and its Subsidiaries, ending on June 30 of each year.

“Flood Certificate” means a “Standard Flood Hazard Determination Form” of the Federal Emergency Management Agency and any successor Governmental Authority performing a similar function.

“Flood Insurance Laws” means, (i) the National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Flood Program” means the National Flood Insurance Program created by the U.S. Congress pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973, the National Flood Insurance Reform Act of 1994, the Flood Insurance Reform Act of 2004 and the Biggert-Waters Flood Insurance Reform Act of 2012, in each case as amended from time to time, and any successor statutes

“Flood Zone” means areas having special flood hazards as described in the Flood Program.

“Foreign Exchange Regulations” means any foreign exchange Applicable Law issued by the corresponding Governmental Authority, applicable to the Note Documents.

“Governmental Authority” means the government of the United States, Brazil, the Cayman Islands, Argentina, Uruguay, Estonia, Finland or any other nation, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, regulation or compliance, including, without limitation, any federal, state or local public utility commission, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Grantor” or “Grantors” means Pro Farm and each Subsidiary of Pro Farm that is organized in the United States that is a Guarantor. The Grantors as of the Issue Date are Pro Farm and Pro Farm Michigan.

“Guarantor” or “Guarantors” means (i) each Subsidiary of the Issuer other than any Excluded Subsidiary, (ii) each Subsidiary of Pro Farm that becomes a Guarantor as required by Section 9.5 and (iii) each Subsidiary of the Issuer that at any time guarantees the “Obligations” as defined in the Convertible Note Purchase Agreement. The Guarantors as of the Issue Date are set forth on Schedule 1.1(a).

“Guaranty” means the guaranty of each Guarantor pursuant to the Guaranty Agreement or any other guaranty agreement acceptable to the Majority Holders.

“Guaranty Agreement” means that certain Guaranty Agreement in the form of Exhibit B, dated as of the Issue Date, made by the Guarantors in favor of the Holders, as amended, restated, modified, or supplemented from time to time.

“Hazardous Materials” means any pollutant, contaminant, chemical, waste, material or substance, which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to human health and safety or to the indoor or outdoor environment, including petroleum, petroleum products, asbestos, urea formaldehyde, radioactive materials, and polychlorinated biphenyls.

“HB4 Technology” means a drought tolerant technology for wheat and soybeans.

“Hedging Agreement” means any rate protection agreement, foreign currency exchange agreement or other interest or currency exchange rate or hedging agreement.

“Holder” means (i) each Initial Purchaser and (ii) on and after the Issue Date, such Initial Purchaser’s successors, assigns and other transferees of a Note (so long as any such assignment complies with Section 12.4); provided, however, that if a Holder ceases to be the registered holder or a beneficial owner (through a nominee) of a Note as the result of a transfer thereof pursuant to Section 12.4 it shall cease to be included within the meaning of “Holder” of such Note for the purposes of this Agreement upon such transfer.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board, in effect from time to time.

“Immaterial Subsidiary” shall mean any Subsidiary that (a) did not, as of the last day of the Fiscal Quarter of the Issuer most recently ended for which financial statements have been (or were required to be) delivered pursuant to Sections 8.1(a) and (b) have assets with a value in excess of 2.50% of the Consolidated Total Assets of the Issuer and its Subsidiaries on a consolidated basis as of such date or revenues representing in excess of 2.50% of total revenues of the Issuer and its Subsidiaries on a consolidated basis as of such date, and (b) taken together with all Immaterial Subsidiaries (except any such Immaterial Subsidiaries set forth on Schedule 1.1(c)) as of such date, did not have assets with a value in excess of 5.00% of Consolidated Total Assets of the Issuer and its Subsidiaries on a consolidated basis as of such date or revenues representing in excess of 5.00% of total revenues of the Issuer and its Subsidiaries on a consolidated basis as of such date.

“Indebtedness” means, with respect to any Person, without duplication, such Person’s (a) obligations for borrowed money, (b) obligations representing the deferred purchase price of Property or services (other than accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade), (c) obligations which are evidenced by bonds, debentures, notes, acceptances, or other similar instruments, (d) obligations of such Person to purchase securities or other Property arising out of or in connection with the sale of the same or substantially similar securities or Property, (e) Capital Lease Obligations and obligations created or arising under any conditional sale or other title retention agreement, (f) net obligations under or relating to Hedging Agreements to the extent and as reflected in the balance sheet of any Person according to IFRS, (g) off balance sheet liabilities, (h) attributable indebtedness related to Sale and Leaseback Transactions, (i) the aggregate undrawn face amount of all letters of credit issued for the account and/or upon the application of such Person together with all unreimbursed drawings with respect thereto, (j) any obligation to repurchase or redeem Disqualified Capital Stock of such Person other than at the sole option of such Person, (k) sales or dispositions of assets in connection with any factoring or similar transaction, including the Issuer’s program relating to the discounting of short term receivables, (l) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (a) through (k), and (m) any other obligation for borrowed money which, in accordance with IFRS, would be shown as a liability on the balance sheet of such Person. The amount of Indebtedness under any Hedging Agreement on any date shall be deemed to be the swap termination value thereof as of such date.

“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, taxes, expenses and disbursements of any kind or nature whatsoever (including the reasonable and documented fees and disbursements of counsel for Indemnitees) in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened by any Note Party, its Affiliates (including Subsidiaries) or any other Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) this Agreement or the other Note Documents or the transactions contemplated hereby or thereby (including the Holders’ agreement to purchase the Notes or the use or intended use of the proceeds thereof, or any enforcement of any of the Note Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guarantee Agreement)); (ii) any fee letter delivered by the Collateral Agent or any Holder to the Issuer with respect to the transactions contemplated by this Agreement; (iii) any environmental claim relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of the Issuer or any of its Subsidiaries; or (iv) any of the Transactions.

“Indemnified Taxes” means (a) any Taxes (including, for the avoidance of doubt, any Taxes imposed by Argentine Income Tax Law), other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Note Party under any Note Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitee” has the meaning given to that term in Section 12.14(a).

“Initial Purchaser” means each of the purchasers that executed and delivered this Agreement on the Effective Date for so long as such purchaser holds all of any part of its Commitment or holds all or any part of a Note and each such purchaser’s successors, assigns and other transferees of its Commitments prior to the Issue Date (so long as any such assignment complies with Section 12.4) so long as such person holds all or any part of a Commitment or holds all or any part of a Note.

“Intellectual Property” means any rights in intellectual property protectable under the intellectual property laws of any jurisdiction worldwide, including all Copyrights, all Patents and all Trademarks, together with (a) all inventions, proprietary know-how and trade secrets (including, to the extent proprietary, processes, production and manufacturing methods, software, information, customer lists, identification of suppliers, data, plans, blueprints, specifications, formulations, designs, drawings, recorded knowledge, surveys, engineering reports, test reports, manuals, materials standards, processing standards, performance standards, catalogs, computer and automatic machinery software and programs) and (b) all causes of action, claims and warranties in respect of any of the items listed above and any proceeds relating to any of the foregoing, including the right to sue for past, present and future infringement, misappropriation or other violation thereof.

“Intellectual Property Security Agreements” means a short-form notice of grant of security interest in Patents with respect to Patents issued or applied for in the United States of America, a short-form notice of grant of security interest in Copyrights with respect to Copyrights registered in the United States of America and exclusive licenses to U.S. registered Copyrights or a short-form notice of grant of security interest in Trademarks with respect to Trademarks registered or applied for in the United States of America, in each case, in form and substance reasonably satisfactory to the Issuer and the Collateral Agent (at the direction of the Majority Holders) or as may be reasonably necessary under the laws of the United States of America to perfect or protect the Collateral Agent’s security interest for the benefit of the Holders, in each case for filing or recording in the United States Patent and Trademark Office or the United States Copyright Office, memorializing and recording the encumbrance of such Patents, Copyrights or Trademarks, as applicable.

“Intercreditor Agreement” means the First Lien/First Lien Intercreditor Agreement, the First Lien/Second Lien Intercreditor Agreement and any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral permitted (including with respect to priority) under this Agreement in form and substance satisfactory to the Collateral Agent and the Majority Holders.

“Interest Coverage Ratio” means, with respect to any Test Period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such Test Period; provided, that, any debt outstanding incurred in connection with any acquisition financing on any date of determination incurred during such Test Period that was not outstanding on each day of such Test Period shall be given pro forma effect so as to be considered outstanding for the full Test Period for purposes of calculating Consolidated Interest Expense for such Test Period.

“Invest” has a correlative meaning.

“Investment” means any direct or indirect purchase, acquisition or other investment (including, without limitation, any loan or advance or capital contribution or guarantee of Indebtedness) in or to any Person, whether payment therefor is made in cash or Capital Stock or otherwise, and whether such investment is by acquisition of Capital Stock or Indebtedness, or by loan, advance, transfer of property out of the ordinary course of business, capital contribution (excluding (a) commission, travel, and similar advances to officers and employees of such Person made in the ordinary course of business, and (b) bona fide accounts arising in the ordinary course of business consistent with past practice), equity or profit sharing interest, extension of credit on terms other than those normal in the ordinary course of business or otherwise. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write downs or write offs with respect to such Investment.

“Issue Date” has the meaning given to that term in Section 2.2. The Issue Date occurred on August 5, 2022.

“Issuer” has the meaning given to that term in the recitals to this Agreement.

“Issuer Financial Statements” has the meaning given to that term in Section 6.11(a).

“Junior Financing” means (i) any Indebtedness (other than intercompany Indebtedness solely among Note Parties) that is subordinated in right of payment to the Obligations and (ii) any Indebtedness for borrowed money or evidenced by bonds, debentures, notes or similar instruments (other than intercompany Indebtedness solely among Note Parties) incurred by a Note Party that, in each case of this clause (ii) is either unsecured or not secured by Liens on the Collateral that are pari passu with the Liens securing the Obligations.

“Knowledge of the Issuer” or any similar phrases with respect to any other Person means the actual knowledge of any director or executive officer of the Issuer or such other Person, as applicable, after due and reasonable inquiry of the individuals in the organization of the Issuer or such other Person, as applicable, involved in, and responsible for, the subject matter area covered by the relevant representation and warranty.

“Licenses” means all licenses, permits, authorizations, determinations, and registrations issued by any Governmental Authority to the Issuer or any Subsidiary in connection with the conduct of its business.

“Lien” means any lien (statutory or otherwise), security interest, mortgage, pledge, hypothecation, deed of trust, assignment, deposit arrangement, encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capital Lease, or other title retention agreement (and any lease in the nature thereof)) and any agreement to give any of the foregoing.

“Majority Holder” means (i) prior to the issuance of the Notes on the Issue Date, the Initial Purchaser or Initial Purchasers holding greater than fifty percent (50%) of the Commitments and (ii) upon the issuance of the Notes on the Issue Date and at any time thereafter, the Holder or Holders holding greater than fifty percent (50%) of the aggregate Accreted Principal Amount of the Notes outstanding.

“Material Adverse Effect” means individually or in the aggregate (a) a material adverse condition, event, occurrence or development related to, or material adverse change or effect on, the assets, business, properties, liabilities, results of operations, cash flows or financial condition of the Issuer and its Subsidiaries (taken as a whole), (b) a material adverse effect upon (i) the legality, validity, binding effect or enforceability against the Issuer or any Note Party of any Note Document, (ii) the Collateral or the validity, perfection or priority of the Holders’ Liens on a material portion of the Collateral or (iii) the rights, remedies and benefits (taken as a whole) available to, or conferred upon, the Holders under any Note Document, or (c) a material adverse effect on the ability of any Note Parties to perform its obligations under any Note Document.

“Material Contract” means any contract, agreement, instrument, permit, lease or License (in each case, whether written or oral) of the Issuer or its Subsidiaries (other than this Agreement and the other Note Documents) (i) with any of the ten (10) largest customers and/or suppliers of the Note Parties, measured by aggregate billings; (ii) not made in the ordinary course of business, or involving a commitment to pay an amount, by any Note Party in excess of $500,000 in any twelve-month period following the Issue Date (whether or not in the ordinary course of business); (iii) for a partnership or a joint venture or for the acquisition, sale or lease of any assets or Capital Stock of any Note Party, its Subsidiaries or any other Person or involving a sharing of profits; (iv) that is a loan agreement, credit agreement, promissory note, guarantee, subordination agreement, letter of credit or any other similar type of Contractual Obligations, including without limitation, such items for or relating to borrowed money (other than in connection with trade payables incurred in the ordinary course of business); (v) that grants any Lien on the assets or Capital Stock of any Note Party; (vi) which contains any provisions that may require payments to be made by any Note Party or any of its Subsidiaries upon or following a “change of control”, if such payments under such Contractual Obligations could individually or in the aggregate result in a Material Adverse Effect or (vii) the failure to comply with which could reasonably be expected to result in a Material Adverse Effect.

“Material Real Property” shall mean any parcel or parcels of Real Property located in the United States now or hereafter owned in fee by any Grantor and having an estimated fair market value (on a per-property basis) of at least $1,000,000 as of (x) the Issue Date, for Real Property owned as of such date, (y) the date of acquisition, for Real Property acquired after the Issue Date or (z) any other date of determination reasonably requested by the Majority Holders, in each case as determined by the Issuer in good faith; provided that “Material Real Property” shall not include any Real Property in respect of which any Grantor does not own the land in fee simple.

“Maturity Date” means the date that is forty-eight (48) months after the Issue Date.

“Mortgage” means a mortgage, charges, trust deed, deed of trust, deed to secure debt, assignment of leases and rents, hypothecs or other local equivalent, and other security documents delivered with respect to a Mortgaged Property, each in form and substance reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders) and the Issuer, in each case, as they may be amended, restated, amended and restated, supplemented, replaced or otherwise modified from time to time.

“Make-Whole Amount” has the meaning given to that term in Section 3.7(c).

“Mortgaged Property” means each Material Real Property encumbered by a Mortgage pursuant to Section 8.13.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) or Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means

(a) with respect to any Asset Sale, an amount equal to: (i) cash payments (including any cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by the Issuer or any of its Subsidiaries from such Asset Sale, minus (ii) any bona fide direct costs incurred in connection with such Asset Sale, including (1) income or gains taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale, (2) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that, in the case of a Note Party, is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale, (3) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to Holder in respect of such Asset Sale undertaken by the Issuer or any of its Subsidiaries in connection with such Asset Sale or for any other liabilities retained by the Issuer or any of its Subsidiaries associated with such Asset Sale, (4) bona fide selling fees, costs, commissions and expenses (including reasonable brokers’ fees or commissions, legal, accounting and other professional and transactional fees, transfer and similar taxes) and (5) the Issuer’s good faith estimate of payments required to be made with respect to unassumed liabilities relating to the properties sold within one hundred and eighty (180) days of such Asset Sale; provided that, to the extent such Cash proceeds are not used to make payments in respect of such unassumed liabilities within one hundred and eighty (180) days of such Asset Sale, such Cash proceeds shall constitute Net Cash Proceeds;

(b) (i) any cash payments or proceeds received by the Issuer or any of its Subsidiaries (1) under any casualty insurance policy in respect of a covered loss thereunder or (2) as a result of the taking of any assets of the Issuer or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a Holder with such power under threat of such a taking, minus (ii) (1) any actual and reasonable costs incurred by the Issuer or any of its Subsidiaries in connection with the collection, adjustment or settlement of any claims of the Issuer or such Subsidiary in respect thereof, and (2) any bona fide direct costs incurred in connection with any sale of such assets as referred to in preceding clause (i)(2), including income taxes paid or payable as a result of any gain recognized in connection therewith and the costs and expenses incurred in connection with the preparation of assets for transfer upon a taking or condemnation; and

(c) with respect to any issuance or incurrence of Indebtedness, the cash proceeds thereof, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses.

“Non-Collateral” means all of the real, personal and mixed property (including Capital Stock) of the Issuer and its Subsidiaries not constituting Collateral.

“Non-Grantor” means the Issuer and any Subsidiary of the Issuer that is not a Grantor.

“Note” or “Notes” has the meaning given to that term in the recitals of this Agreement and shall include any Note issued under this Agreement.

“Note Documents” means this Agreement, the Notes, the Guaranty Agreement, the Collateral Documents, any Intercreditor Agreement, any fee letter (including the Collateral Agent Fee Letter) and each other agreement, document, form or certificate delivered pursuant to this Agreement or any other Note Document, in each case, as amended, restated, modified or supplemented from time to time.

“Note Party” means the Issuer and each Guarantor.

“Notice Period” has the meaning given to that term in Section 3.4.

“Obligations” means, in each case, whether now in existence or hereafter arising: (a) the principal of and interest on (including interest accruing after the filing of any bankruptcy or similar petition) the Notes, and (b) all other fees, premiums (including the Prepayment Premium), commissions (including reasonable attorneys’ fees), charges, indebtedness, loans, liabilities, financial accommodations, obligations, covenants and duties owing by Issuer and each of its Subsidiaries to the Holders under any Note Document of every kind, nature and description, direct or indirect, absolute or contingent, due or to become due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note and including interest and fees that accrue after the commencement by or against the Issuer or any Affiliate thereof of any proceeding or procedure under any federal bankruptcy laws (as now or hereafter in effect) or under any other laws, jurisdiction, domestic or foreign (including the Cayman Islands), relating to bankruptcy, insolvency, reorganization, moratorium, dissolution, liquidation, winding up or adjustment of debts, naming such Person as the debtor in such proceeding or procedure (as applicable), regardless of whether such interest and fees are allowed claims in such proceeding or procedure (as applicable).

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Ordinary Shares” means the ordinary shares, par value $0.0001 per share, of the Issuer.

“Other Connection Taxes” means any Taxes imposed as a result of a former or present connection between the recipient of a payment hereunder and the jurisdiction imposing such Taxes (other than a connection arising from executing, delivering, becoming a party to, the performance of an obligation under, receiving payments under, perfecting a security interest under, or engaging in any other transaction pursuant to, or enforcing, this Agreement or selling or assigning any interest in the Notes).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or under any Note Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any Note Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment in accordance with the terms hereof.

“Participant Register” has the meaning given to that term in Section 12.4(c).

“Patents” means all patents and patent applications in any jurisdiction worldwide, including the inventions and improvements described and claimed therein together with the reissues, divisions, continuations, renewals, extensions and continuations in part thereof, all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, all damages and payments for past or future infringements thereof and rights to sue therefor, and all rights corresponding thereto throughout the world.

“Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Payment Date” has the meaning given to that term in Section 3.1(a).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 or Section 430 of the Code or Section 302 or Section 303 of ERISA.

“Perfection Certificate” means a certificate in form and substance reasonably satisfactory to the Majority Holders that provides information with respect to the personal, real and mixed property of each Grantor.

“Permitted Acquisition” means any acquisition by the Issuer or any of its Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Capital Stock of, or a business line or unit or a division of, any Person; provided, that:

(i)           immediately prior to, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(ii)          all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws and in conformity with all applicable authorizations by any Governmental Authority;

(iii)       in the case of the acquisition of Capital Stock, the acquisition of such Capital Stock shall result in the applicable Person becoming a Subsidiary;

(iv)       any Person or assets or division as acquired in accordance herewith shall comply with the requirements set forth in Section 8.3; and

(v)          no acquisition of Subsidiaries that do not become Guarantors shall be permitted.

For the avoidance of doubt, the Pro Farm Acquisition shall constitute a “Permitted Acquisition”.

“Permitted Holder” means Bioceres S.A., a corporation organized under the laws of Argentina.

“Permitted Liens” has the meaning given to that term in Section 9.4.

“Permitted Refinancing” means, with respect to any Person, any modification, refinancing, refunding, renewal or extension of any Indebtedness of such Person; provided, that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed or extended except by an amount equal to unpaid accrued interest and premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such modification, refinancing, refunding, renewal or extension; (b) such modification, refinancing, refunding, renewal or extension has a final maturity date that is at least ninety-one (91) days after the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed or extended (except by virtue of amortization of or prepayment of Indebtedness prior to such date of determination); (c) to the extent such Indebtedness being modified, refinanced, refunded, renewed or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed or extended; (d) the original obligors in respect of such Indebtedness being modified, refinanced, refunded, renewed or extended remain the only obligors thereon; (e) if the Indebtedness being refinanced was (or was required to be) subject to an intercreditor agreement, the holders of such Permitted Refinancing (if such Indebtedness is secured) or their authorized representative on their behalf, shall become party to an equivalent intercreditor agreement; (f) the terms and conditions of any such modification, refinancing, refunding, renewal or extension, taken as a whole, are not materially less favorable (as determined in good faith by the Issuer) to the Holders than the terms and conditions of the Indebtedness being modified, refinanced, refunded, renewed or extended; (g) such modification, refinancing, refunding, renewal or extension does not provide for (i) the granting or obtaining of collateral security from, or obtaining any Lien on any assets of, any Person, other than collateral security obtained from Persons that provided (or were required to provide) collateral security with respect to the Indebtedness being so refinanced (so long as the assets subject to such Liens were or would have been required to secure the Indebtedness so refinanced) or (ii) the granting or obtaining of collateral security, or obtaining any Lien, on any assets or property that do not constitute Collateral or that did not secure such Indebtedness prior to such Permitted Refinancing; and (h) such modification, refinancing, refunding, renewal or extension does not change the Lien priority of the Indebtedness being so refinanced or the Liens securing such Indebtedness vis-a-vis the Obligations or the Liens securing the Obligations, respectively.

“Person” means any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“PIK Interest” has the meaning given to that term in Section 3.1(b).

“Plan Asset Regulation” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

“Pledge and Security Agreement” means that certain Pledge and Security Agreement in the form of Exhibit C, dated as of the Issue Date, among the Grantors and the Collateral Agent.

“Post-Closing Guarantors” means, collectively, the Subsidiaries set forth in Schedule 1.1(b).

“Prepayment Premium” has the meaning given to such term in Section 3.7(a).

“Pro Farm” means Pro Farm Group Inc. (formerly known as, Marrone Bio Innovations, Inc.), a Delaware corporation.

“Pro Farm Acquisition” means the acquisition by the Issuer of 100% of the outstanding Capital Stock of Pro Farm from its stockholders on or prior to the Issue Date pursuant to the Pro Farm Acquisition Agreement.

“Pro Farm Acquisition Agreement” means that certain Agreement and Plan of Merger, dated March 16, 2022, by and among the Issuer, BCS Merger Sub, Inc., and Pro Farm.

“Pro Farm EBITDA” means, in respect of any period, the sum of (a) Pro Farm Net Income for such period plus, in respect of Pro Farm and its Subsidiaries, (b) to the extent deducted in determining such Pro Farm Net Income, the sum, without duplication, of (i) Consolidated Interest Expense, (ii) all foreign, federal, state, and/or local income tax expense or benefit, (iii) depreciation expense and amortization expense for such period, (iv) share-based compensation and (v) underwriting fees and expenses in connection with new issuances of equity or debt.

“Pro Farm Existing Debt Arrangements” means, (i) that certain Promissory Note, dated as of June 13, 2014 (as amended, restated, supplemented, replaced, extended or otherwise modified from time to time), among, Pro Farm and Pro Farm Michigan, as borrowers and Five Star Bank, as lender, (ii) that certain Invoice Purchase Agreement, dated as of March 24, 2017 (as amended, restated, supplemented, replaced, extended or otherwise modified from time to time), between Pro Farm, as seller and LSQ Funding Group, L.C., as purchaser, (iii) that certain Senior Secured Promissory Note, dated as of August 20, 2015 (as amended, restated, supplemented, replaced, extended or otherwise modified from time to time), among Pro Farm, as borrower and Macquarie Group Limited (as successor to each of Ivy Science &Technology Fund, Waddell & Reed Advisors Science & Technology Fund, and Ivy VIP Science & Technology), (iv) that certain Loan Agreement, dated as of October 2, 2012 (as amended, restated, supplemented, replaced, extended or otherwise modified from time to time), by and among Pro Farm, the lenders from time to time party thereto and Gordon Snyder, as administrative agent and collateral agent and (v) that certain Promissory Note, dated as of October 12, 2017 (as amended, restated, supplemented, replaced, extended or otherwise modified from time to time) between Pro Farm, as issuer and Dwight W. Anderson, as lender.

“Pro Farm Existing Debt Payoff” means the repayment in full (or the termination, discharge or defeasance in full) of all outstanding indebtedness, liabilities and other obligations under (including the release of all guarantees, liens, security interests, pledges, mortgages and other encumbrances with respect thereto, to the extent applicable) the Pro Farm Existing Debt Arrangements, together with any premium and accrued and unpaid interest thereon and any fees and expenses with respect thereto.

“Pro Farm Financial Statements” has the meaning given to that term in Section 6.11(a).

“Pro Farm Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Pro Farm Total Net Debt as of the last day of such Test Period to (b) Pro Farm EBITDA of Pro Farm and its Subsidiaries for such Test Period.

“Pro Farm Michigan” means Pro Farm Michigan Manufacturing, LLC.

“Pro Farm Net Income” means the net income (or loss) of Pro Farm and its Subsidiaries, for the period in question, determined on a consolidated basis and in accordance with IFRS.

“Pro Farm Total Net Debt” means Indebtedness less Cash and Cash Equivalents of Pro Farm and its Subsidiaries, on a consolidated basis, as of the last day of the Fiscal Quarter in question.

“Pro Farm Working Capital Conditions” means (i) (x) Pro Farm EBITDA of Pro Farm and its Subsidiaries for any Test Period shall have been at least $10,000,000 and (y) gross profit of Pro Farm and its Subsidiaries for any Test Period shall have been at least $35,000,000 and (ii) the Collateral Agent shall have received an officer’s certificate by the chief executive officer, chief financial officer or other senior officer acceptable to the Collateral Agent of Pro Farm certifying the foregoing.

“Property” of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased, or operated by such Person.

“Real Property” shall mean, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by any Grantor, whether by lease, license, or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, incidental to the ownership, lease or operation thereof.

“Register” has the meaning given to that term in Section 12.4(b).

“Requirements of Law” means as to any Person, provisions of the Charter Documents of such Person, or any law, treaty, code, rule, regulation, right, privilege, qualification, License or franchise, or any determination of an arbitrator or a court or other Governmental Authority, in each case applicable to such Person or any of such Person’s property or to which such Person or any of such Person’s property is subject or pertaining to any or all of the Transactions or other transactions contemplated or referred to in the Note Documents.

“Rizobacter Argentina Shares Injunction” means the precautionary measure (medida cautelar) upon 29% of the Capital Stock of Rizobacter Argentina S.A. owned by RASA Holding LLC (including its rights to receive 30% of the dividends distributed on such shares) granted under a litigation process heard by Civil and Commercial Court N° 2 of San Nicolás, Province of Buenos Aires and the annulment action (nulidad de acto juridico) under a litigation process heard by the Civil and Commercial Court nº 5 of San Nicolás, Province of Buenos Aires, Argentina, among historical shareholders of Rizobacter Argentina S.A. arising from a disputed transfer of shares that took place in 1995.

“Sale and Leaseback Transaction” means any sale or other transfer of Property by any Person with the intent to lease such Property as lessee.

“Sanctions Laws and Regulations” means (i) any U.S. sanctions laws or regulation, including without limitation any OFAC regulations, any other U.S. Government export control law or regulation, or any enabling legislation, regulations, or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (ii) any U.S. sanctions related to or administered by the U.S. Department of State, or (iii) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.

“Sanctions Target” means (i) any country or territory that is the subject of country-wide or territory-wide sanctions administered by the U.S. Government, including, as of the date of this Agreement, Iran, Cuba, Syria, North Korea, Russia and the Crimea, Donetsk and Luhansk regions of Ukraine (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC or any other list of sanctioned persons issued OFAC or the U.S. Department of State, (iii) a Person that is located in, resident of, or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Laws and Regulations, (iv) a Person that is otherwise the target or subject of Sanctions Laws and Regulations, including through ownership or control by a Person(s) described in (i)-(iii).

“SEC” means the United States Securities and Exchange Commission or any other governmental authority then having jurisdiction to enforce the Securities Act and/or the Exchange Act, as applicable.

“Securities Account” shall have the meaning assigned to such term in the Uniform Commercial Code.

“Securities Act” means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations thereunder as the same shall be in effect at the time.

“Solvent” means, with respect to any Person that (a) the fair value of the assets and the property of such Person exceeds the fair value of the aggregate liabilities (including contingent and unliquidated liabilities) of such Person, (b) after giving effect to the transactions contemplated by this Agreement and the other Note Documents, such Person will not be left with unreasonably small capital, and (c) after giving effect to the transactions contemplated by this Agreement and the other Note Documents, such Person is able to both service and pay its liabilities as they mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that is likely to become an actual or matured liability.

“Subagent” has the meaning given to that term in Section 10.3.

“Subsidiary” means, with respect to any Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Issuer.

“Tax” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date that is the twelve (12) month anniversary of the Effective Date.

“Test Period” means, at any time, the four consecutive Fiscal Quarters of the Issuer then last ended (in each case taken as one accounting period) for which financial statements have been or are required to be delivered pursuant to Section 8.1(a) or (b).

“Title Company” has the meaning given to that term in Section 8.13(b).

“Title Policy” has the meaning given to that term in Section 8.13(b).

“Trademarks” means all trade names, trademarks and service marks, logos, trade dress, trademark and service mark registrations, and applications for trademark and service mark registrations in any jurisdiction worldwide, including all of the goodwill of the business connected with the use of and symbolized by any of the foregoing, further including all renewals of trademark and service mark registrations, all rights to recover for all past, present and future infringements thereof and all rights to sue therefor, and all rights corresponding thereto throughout the world.

“Transaction” means the transactions contemplated hereunder or under the other Note Documents.

“Uniform Commercial Code” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction in the United States, to the extent it may be required to apply to any item or items of Collateral.

“United States” means the United States of America (including any State or territory thereof and the District of Columbia).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Working Capital Assets” means inventory and accounts receivable of Pro Farm and its Subsidiaries required to be pledged to any lender or sold to any purchaser to obtain working capital financing therewith pursuant to any Indebtedness permitted under Sections 9.2(g) and 9.2(h).

1.2          Terms Generally. The definitions set forth or referred to in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, any reference in this Agreement to any other Note Document shall mean such document as it may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time.

1.3          Accounting Terms. All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with IFRS. Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with IFRS, and (ii) all financial statements shall be prepared in accordance with IFRS.

Article 2.

PURCHASE AND SALE OF THE NOTES

2.1          Purchase and Sale of the Notes. Subject to the terms and conditions herein set forth, on the Issue Date the Issuer will issue and sell to each Initial Purchaser, and each Initial Purchaser will acquire from the Issuer, Notes in an aggregate principal amount equal to its Commitment on the Issue Date in exchange for the purchase price from the Initial Purchaser set forth opposite the Holder’s name on Schedule 2.1. The Initial Purchaser’s obligations hereunder are several and not joint and no Initial Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Initial Purchaser hereunder. For the avoidance of doubt, the Commitments shall terminate on the earlier of (i) the issuance of the Notes in accordance with the terms and conditions hereof on the Issue Date and (ii) the Termination Date.

2.2          Closing. The purchase and issuance of the Notes to be purchased by each Initial Purchaser shall occur at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, NY 10019, at a closing (the “Closing”) on the date that the conditions precedent set forth in Section 5.2 are satisfied or waived by the Majority Holders (the “Issue Date”). At the Closing the Issuer will deliver to each Initial Purchaser the Notes to be purchased by such Initial Purchaser in the form of a single Note dated the Issue Date and registered in such Initial Purchaser’s name, against delivery by such Initial Purchaser to the Issuer or its order of immediately available funds in the amount of the purchase price therefor, by wire transfer to the Issuer’s account notified to the Initial Purchasers in writing prior to the Closing. If at the Closing the Issuer fails to tender such Notes to any Initial Purchaser as provided in this Section 2.2, or any of the conditions specified in Article 5 shall not have been fulfilled to such Initial Purchaser’s satisfaction, such Initial Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Initial Purchaser may have by reason of any of the conditions specified in Article 5 not having been fulfilled to such Initial Purchaser’s satisfaction or such failure by the Issuer to tender such Notes. If an Initial Purchaser fails to tender the purchase price for the Notes to be purchased by such Initial Purchaser as set forth above, the remaining Initial Purchasers have the option to purchase the remaining unpurchased Notes on a pro rata basis until all Notes to be purchased by the defaulting Initial Purchaser have been purchased. For the avoidance of doubt, the Issuer agrees that the purchase by each Initial Purchaser is a separate transaction and it is not a condition to the Closing of such purchase that all sales of Notes to all Initial Purchasers are consummated.

Article 3.

THE NOTES

3.1          Maturity; Interest.

(a)          Maturity. As provided therein, the Accreted Principal Amount outstanding on the Notes, together with all accrued and unpaid interest thereon, shall be due and payable on the Maturity Date.

(b)          Payment of Interest. Except as provided in Section 3.1(c), interest (computed on the basis of a 365 or 366-day year) on the Notes shall accrue on the Accreted Principal Amount of the Notes outstanding at the Applicable Rate from the Issue Date until the Notes shall have been paid in full, with such interest payable semi-annually in arrears on June 15 and December 15 (the “Payment Date”) in each year and on the Maturity Date. On each Payment Date through the date that is the twenty-four (24) month anniversary of the Issue date, the Issuer shall (i) pay interest for such interest period on a portion of the Accreted Principal Amount of the Notes by capitalizing an amount equal to the product of (x) 4.00% multiplied by (y) the quotient of (A) the number days in such interest period over (B) the number of days in such calendar year multiplied by (z) the Accreted Principal Amount of the Notes (the “PIK Interest”) on such Payment Date and adding it to (and thereby increasing) the outstanding principal amount of the Notes and (ii) pay interest for such interest period on a portion of the Accreted Principal Amount of the Notes in cash on such Payment Date in an amount equal to the product of (x) 5.00% multiplied by (y) the quotient of (A) the number days in such interest period over (B) the number of days in such calendar year multiplied by (z) the Accreted Principal Amount of the Notes. On each Payment Date occurring from and after the date that is the twenty-four (24) month anniversary of the Issue Date, the Issuer shall pay interest for such period on the Accrued Principal Amount in cash.

(c)          Default Rate of Interest. Automatically upon the occurrence of and during the continuance of any Event of Default, and for so long as such Event of Default continues, the Accreted Principal Amount of the Notes outstanding from time to time and the other Obligations shall bear interest at a rate per annum of five percent (5%) in excess of the Applicable Rate then in effect (the “Default Rate”). The Default Rate shall apply retroactively to the date of occurrence of such Event of Default. All Default Rate interest and all other interest hereunder (including interest otherwise payable in kind) shall be payable in cash during the continuation of any Event of Default on demand of the Holder.

(d)          Excess Interest. It is the intention of the parties to comply strictly with applicable usury laws. Accordingly, notwithstanding any provision to the contrary in this Agreement or any other Note Document or any of the Obligations, in no event shall any Obligations require the payment or permit the payment, taking, reserving, receiving, collection or charging of any sums constituting interest under Applicable Law that exceed the maximum amount permitted by such laws, as the same may be amended or modified from time to time. The terms of this paragraph shall be deemed to be incorporated into each of the other Note Documents.

3.2          Manner of Payment. All fees, interest, premium, principal and other amounts payable in cash in respect of any Note Document shall be paid by wire transfer of immediately available funds to an account at a bank designated in writing by each Holder. All payments made by the Issuer (excluding regular semi-annual interest payments made when due under Section 3.1(b) upon the Obligations) relating to the Notes and all net proceeds from the enforcement of the Obligations shall be applied, subject to the terms of any applicable Intercreditor Agreement, (a) first, to that portion of the Obligations constituting fees, indemnities, and expenses and other amounts (including reasonable attorneys’ fees), payable to the Collateral Agent, (b) second, to that portion of the Obligations constituting fees, indemnities, and expenses and other amounts (including reasonable attorneys’ fees), payable to the Holders (c) third, to that portion of the Obligations constituting accrued and unpaid interest on the Notes, (d) fourth, to all other Obligations payable to the Holders, and (e) last, the balance, if any, after all of the Obligations have been paid in full in accordance with the provisions set forth under this Agreement and the Notes (other than contingent indemnification or expense reimbursement obligations for which no claim has been made), to the Issuer or as otherwise required by any Requirements of Law. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day.

3.3          Taxes.

(a)          Any and all payments by or on account of any Obligations hereunder or under any Note Document shall be made free and clear of and without deduction or withholding for any Taxes; provided that if the applicable Note Party shall be required by Applicable Law to deduct or withhold any Taxes (as determined in the good faith discretion of the applicable Note Party) from such payments, then (i) with respect to Indemnified Taxes, the sum payable shall be increased as necessary so that after making all such required deductions or withholding (including deductions or withholding applicable to additional sums payable under this Section 3.3) the Holders receive an amount equal to the sum it would have received had no such deductions or withholding been made, (ii) the Issuer shall cause the applicable Note Party to make such deductions or withholding and (iii) the Issuer shall cause the applicable Note Party to timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(b)          Without limiting the provisions of Section 3.3(a) above, the Issuer shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)          The Issuer shall indemnify the Holders, within thirty (30) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.3) payable or paid by the Holders or required to be withheld or deducted from a payment to the Holders and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate from a Holder setting forth in reasonable detail the basis for determining the amount of such payment or liability delivered to Issuer by such Holder shall be conclusive absent manifest error.

(d)          As soon as practicable after any payment of Indemnified Taxes by the Issuer to a Governmental Authority pursuant to this Section 3.3, Issuer shall deliver to the relevant Holder(s) the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Majority Holders.

(e)          Status of Holder.

(i)          If any Holder is entitled to an exemption from or reduction of withholding Tax with respect to payments made hereunder or under any Note Document, such Holder shall deliver to the Issuer at the time or times reasonably requested by the Issuer such properly completed and executed documentation as reasonably requested by the Issuer as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, such Holder, if reasonably requested by the Issuer, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Issuer as will enable the Issuer to determine whether or not the Holders are subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than the documentation set forth in Section 3.3(e)(ii) below) shall not be required if in such Holder’s reasonable judgment such completion, execution or submission would subject such Holder to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Holder.

(ii)          If a payment made to a Holder under any Note Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Holder were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Holder shall deliver to the Issuer at the time or times prescribed by law and at such time or times reasonably requested by the Issuer such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Issuer as may be necessary for the Issuer to comply with its obligations under FATCA and to determine that such Holder has complied with such Holder’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (ii), “FATCA” shall include any amendments made to FATCA after the date hereof.

Each Holder agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Issuer in writing of its legal inability to do so.

(f)          If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.3 (including by the payment of additional amounts pursuant to this Section 3.3), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.3 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 3.3(f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.3(f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 3.3(f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(g)          Without prejudice to the survival of any other agreement of the Issuer hereunder, the agreements and obligations of the Issuer and the Holders under this Section 3.3 shall survive the termination of the Note Documents and the payment in full of the Notes or the assignment of rights by the Holders.

3.4          Optional Prepayments The Issuer shall not be permitted to make any optional prepayment of the Notes, other than on (x) the last day of the twenty-fourth (24th) month following the Issue Date and (y) the last day of the thirty-sixth (36th) month following the Issue Date and (z) on the Maturity Date. On, and only on, such dates, the Issuer may, at its option, upon revocable notice as provided below, prepay all or any part of the Notes, in an amount not less than 10% (ten percent) of the Accreted Principal Amount of the Notes then outstanding in the case of a partial prepayment, together with (i) interest accrued and unpaid thereon (including applicable default interest, if any) to the date of such prepayment, plus (ii) the applicable Prepayment Premium (if any) as of the date of such prepayment. The Issuer will give each Holder of the Notes to be prepaid prior written notice of each optional prepayment under this Section 3.4 not less than ten (10) Business Days prior to the date fixed for such prepayment (the “Notice Period”). Each such revocable notice shall specify such prepayment date, the Accreted Principal Amount of the Notes to be prepaid on such date, the Accreted Principal Amount of each Note held by such Holder to be prepaid (determined in accordance with Section 3.6), the interest and fees to be paid on the prepayment date with respect to such Accreted Principal Amount being prepaid, the Prepayment Premium (if any) (provided, that, if the Issuer revokes such notice, the Issuer shall be responsible for the reasonable and documented out-of-pocket costs and expenses incurred by each Holder in connection with same).

3.5          Mandatory Prepayments.

(a)          Asset Sales. Subject to Sections 3.5(e) and (f) and Section 3.7(a), no later than the fifth Business Day following the date of receipt by the Issuer or any of its Subsidiaries of any Net Cash Proceeds in respect of any Asset Sale the Issuer shall prepay the Notes as set forth in Section 3.6 in an aggregate amount equal to such Net Cash Proceeds); provided that the Issuer shall have the option directly or through one or more of its Subsidiaries, to Invest any portion of such Net Cash Proceeds constituting Net Cash Proceeds from an Asset Sale of Non-Collateral within twelve (12) months of receipt thereof in capital assets used in the business of the Note Parties and their Subsidiaries (provided that if, prior to the expiration of such twelve (12) month period, the Issuer, directly or through its Subsidiaries, shall have entered into a binding agreement providing for such investment on or prior to the date that is six (6) months after the expiration of such twelve (12) month period, such twelve (12) month period shall be extended to an eighteen (18) month period).

(b)          Insurance/Condemnation Proceeds. Subject to Sections 3.5(e) and (f) and Section 3.7(a), no later than the third Business Day following the date of receipt by the Issuer or any of its Subsidiaries of any Net Cash Proceeds of the type described in clause (b) of the definition thereof, the Issuer shall prepay the Notes as set forth in Section 3.6 in an aggregate amount equal to such Net Cash Proceeds; provided, that the Issuer shall have the option directly or through one or more of its Subsidiaries to Invest any portion of such Net Cash Proceeds constituting Net Cash Proceeds of the type described in clause (b) of the definition thereof in respect of Non-Collateral within twelve (12) months of receipt thereof, in capital assets used in the business of the Issuer and its Subsidiaries, which investment may include the repair, restoration or replacement of the applicable assets thereof (provided that if, prior to the expiration of such twelve (12) month period, the Issuer, directly or through its Subsidiaries, shall have entered into a binding agreement providing for such investment on or prior to the date that is six (6) months after the expiration of such twelve (12) month period, such twelve (12) month period shall be extended to an eighteen (18) month period).

(c)          Non-Permitted Debt. Subject to Sections 3.5(e) and (f) and Section 3.7(a), no later than the third Business Day following receipt by the Issuer or any of its Subsidiaries of any Net Cash Proceeds from the issuance or incurrence of any Indebtedness of the Issuer or any of its Subsidiaries (other than with respect to any Indebtedness permitted to be incurred pursuant to Section 9.2), the Issuer shall prepay the Notes as set forth in Section 3.6 in an aggregate amount equal to such Net Cash Proceeds.

(d)          Change of Control. No later than the third Business Day following any Change of Control, the Issuer shall pay to the Holders an amount equal to the Accreted Principal Amount outstanding on the Notes, together with all accrued and unpaid interest thereon (including any Prepayment Premium) and any amount due under Section 3.7(a) in connection therewith. At least ten (10) Business Days prior to the effective date of a Change of Control, the Issuer shall provide to the Holders a notice pursuant to Section 12.3 hereof (the “Change of Control Notice”) of the expected occurrence of the effective date of the Change of Control and of the conversion right at the option of the Holders arising as a result thereof. Each Change of Control Notice shall specify (i) the events causing the Change of Control and (ii) the expected effective date of the Change of Control.

(e)          Prior to any mandatory prepayment of the Notes pursuant to Sections 3.5(a), (b), (c) or (d), the Issuer will give each Holder of the Notes to be prepaid prior written notice of such mandatory prepayment not less than ten (10) Business Days prior to the date fixed for such prepayment. The failure of the Issuer to deliver such notice shall not relieve the Issuer to make any mandatory prepayment hereunder

(f)          Notwithstanding anything contained herein to the contrary, any Holder, at its option, may elect to decline any mandatory prepayment of the Notes held by it required by Section 3.5(a), (b), (c) or (d) if it shall give written notice to the Issuer by 5:00 p.m. (New York City time) at least one Business Day prior to the date of such mandatory prepayment (any such Holder, a “Declining Holder”). On the date of any such mandatory prepayment, any amounts that would otherwise have been applied to prepay the Notes owing to such Declining Holders (such amounts, the “Declined Proceeds”) shall instead be retained by the Issuer for application for any purpose not prohibited by this Agreement.

3.6          Application of Prepayments.

(a)          Any prepayment of the Notes pursuant to Section 3.4 or Section 3.5 (other than Declined Proceeds) shall be applied to prepay the Notes on a pro rata basis.

(b)          Any Indebtedness (including the Convertible Notes) that is secured by the Collateral on a pari passu basis (but without regard to control of remedies) with the Obligations, may share in any mandatory prepayment under Section 3.5 on a ratable basis (but, for the avoidance of doubt, not on a greater than pro rata basis) to the extent such prepayment is required under the terms of such Indebtedness and such prepayment shall reduce, without duplication, the amount of any prepayment of the Notes otherwise required under Section 3.5; provided, however, that (i) any Declined Proceeds (as defined in the Convertible Note Purchase Agreement) and (ii) any conversion of Indebtedness under the Convertible Note Purchase Agreement into Ordinary Shares as a result of a Change of Control Conversion, in each case, shall not reduce such amount of any prepayment of the Notes otherwise required under Section 3.5.

3.7          Prepayment Premium.

(a)          In the event that all or any portion of the Notes are repaid or prepaid prior to the Maturity Date as a result of (i) any mandatory prepayments pursuant to Sections 3.5(a), (b), (c) or (d) (other than any Declined Proceeds), (ii) any voluntary prepayments pursuant to Section 3.4 (other than a voluntary prepayment on last day of each of the twenty-fourth (24th) month following the Issue Date and the thirty-sixth (36th) month following the Issue Date) or (iii) payments made following acceleration of the Notes, such repayments or prepayments will include a premium equal to (1) 4.00% of the aggregate principal amount of the Notes so prepaid plus the Make-Whole Amount (the “Prepayment Premium”).

(b)          [Reserved].

(c)          “Make-Whole Amount” means, with respect to any applicable date, an amount equal to (i) the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to a Note, the Accreted Principal Amount of such Note that is to be paid or prepaid pursuant to Sections 3.5(a), (b), (c) or (d) (other than Declined Proceeds) or has become or is declared to be immediately due and payable pursuant to Section 11.2, as the context requires.

“Discounted Value” means, with respect to the Called Principal of a Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of a Note, 0.50% over the yield to maturity implied by the yield(s) reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities (“Reported”) having a maturity equal to the period from such Settlement Date to the thirty (30) month anniversary of the Initial Closing. If there are no such U.S. Treasury securities Reported having a maturity equal to such period, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such period and (2) closest to and less than such period. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Reinvestment Yield” means, with respect to the Called Principal of a Note, 0.50% over the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the period from such Settlement Date to the thirty (30) month anniversary of the Issue Date of such Called Principal as of such Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to the period from such Settlement Date to the thirty (30) month anniversary of the Initial Closing, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such period and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such period. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Scheduled Payments” means, with respect to the Called Principal of a Note, all payments of interest on such Called Principal that would be due after the Settlement Date and on or prior to the date that is thirty (30) months following the Issue Date with respect to such Called Principal if no payment of such interest were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the Notes, then the amount of the next succeeding scheduled interest payment (but only if such next succeeding scheduled interest payment shall occur on or prior to the date that is thirty (30) months following the Issue Date) will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date.

“Settlement Date” means, with respect to the Called Principal of a Note, the date on which such Called Principal is to be paid or prepaid pursuant to Sections 3.5(a), (b), (c) or (d) (other than Declined Proceeds) or has become or is declared to be immediately due and payable pursuant to Section 11.2, as the context require.

3.8          Ratable Sharing. The Holders agree among themselves that if any of them shall, whether by optional prepayment, mandatory prepayment, through the exercise of any right of set-off or banker’s lien, by counterclaim or cross-action or by the enforcement of any right under the Note Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate Accreted Principal Amount, interest, fees, premiums and other amounts (including the Prepayment Premium (if any) then due and owing to such Holder hereunder or under the other Note Documents in respect of the Notes (collectively, the “Aggregate Amounts Due” to such Holder) which is greater than the proportion received by any other Holder in respect of the Aggregate Amounts Due to such other Holder, then the Holder receiving such proportionately greater payment shall (a) notify each other Holder of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Holders so that all such recoveries of Aggregate Amounts Due shall be shared by all Holders in proportion to the Aggregate Amounts Due to them; provided, that if all or part of such proportionately greater payment received by such purchasing Holder is thereafter recovered from such Holder upon the bankruptcy or reorganization of the Issuer or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Holder ratably to the extent of such recovery, but without interest. The Issuer expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, set-off or counterclaim with respect to any and all monies owing by the Issuer to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder. The provisions of this Section 3.8 shall not be construed to apply to (a) any payment made by the Issuer pursuant to and in accordance with the express terms of this Agreement, (b) any mandatory prepayment declined by any Holder pursuant to Section 3.5(f) or (c) any payment obtained by any Holder as consideration for the assignment, sale or transfer in any of its Notes or other Obligations owed to it.

3.9          Fees.

(a)          Collateral Agent Fees. The Issuer agrees to pay to the Collateral Agent such fees as shall have been separately agreed upon in writing (including pursuant to the Collateral Agent Fee Letter) in the amounts and at the times so specified, which fees shall be paid in immediately available funds, to the Collateral Agent, shall be nonrefundable and shall be in addition to, and not creditable against, any other fee, cost or expense payable under the Note Documents. Without prejudice to the survival of any other agreement of the Issuer hereunder, the obligations under this Section 3.9(a) shall survive the termination of the Note Documents.

(b)          [Reserved].

3.10          Compensation for Increased Costs and Taxes. In the event that any Holder shall determine in the opinion of counsel, that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration, implementation or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any court or Governmental Authority, in each case is adopted or becomes effective after the Effective Date (a “Change in Law”), or compliance by such Holder with any guideline, request or directive issued or made after the Effective Date by any central bank or other Governmental Authority or quasi-Governmental Authority (whether or not having the force of law): (i) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Holder; (ii) subjects any Holder to any Taxes (other than (A) Indemnified Taxes or (B) Excluded Taxes) on its notes, note principal, commitments or other obligations, or its deposits reserves, other liabilities or capital attributable thereto; or (iii) imposes any other condition, cost or expense (other than Taxes) on or affecting such Holder or its obligations hereunder; and the result of any of the foregoing is to increase the cost to such Holder of agreeing to purchase, purchasing, continuing, maintaining or holding any Note or of maintaining its obligation to purchase or hold any such Note or to reduce the amount of any sum received or receivable by such Holder with respect thereto (whether of principal, interest or any other amount); then, in any such case, the Issuer shall within ten (10) Business Days after receipt of the statement referred to in the next sentence, pay such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Holder in its reasonable discretion shall determine) as may be necessary to compensate such Holder for any such increased cost incurred or reduction in amounts received or receivable hereunder. Such Holder shall deliver to the Issuer a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Holder under this Section 3.10, which statement shall be conclusive and binding upon all parties hereto absent manifest error. Failure or delay on the part of any Holder to demand compensation pursuant to this Section 3.10 shall not constitute a waiver of such Holder’s right to demand such compensation; provided that the Issuer shall not be required to compensate a Holder pursuant to this Section 3.10 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Holder notifies the Issuer of the Change in Law giving rise to such increased costs or reductions, and of such Holder’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

Article 4.

[Reserved].

Article 5.
CONDITIONS TO THE OBLIGATIONS OF THE HOLDERS

5.1          Conditions Precedent to the Effective Date. The effectiveness of this Agreement shall be subject to the following conditions on or before the Effective Date; provided that any waiver of a condition shall not be deemed a waiver of any breach of any representation, warranty, agreement, term or covenant, as specifically set forth elsewhere in this Agreement, or of any misrepresentation by the Issuer.

(a)          Note Purchase Agreement. Each Initial Purchaser shall have received a true, complete and correct executed copy of this Agreement in form and substance reasonably satisfactory to the Initial Purchasers.

(b)          Representations and Warranties. The representations and warranties contained in Article 6 shall be true and correct in all material respects (except to the extent any such representation or warranty is by its terms qualified as to materiality, in which case such representation or warranty shall be true and correct in all respects) at and as of the Effective Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case they shall be true and correct as of such earlier date), and each Holder shall have received a certificate to the foregoing effect, dated as of the Effective Date, and executed by the chief executive officer or chief financial officer of the Issuer on behalf of the Issuer.

(c)          No Default or Event of Default. Both immediately before and after giving effect to this Agreement, no Default or Event of Default shall have occurred and be continuing. Each Initial Purchaser shall have received a certificate to the foregoing effect, dated the Effective Date, and executed by the chief executive officer or chief financial officer on behalf of the Issuer.

(d)          Secretary’s Certificate. Each Initial Purchaser shall have received a certificate from the Issuer, dated as of the Effective Date and signed by an officer of the Issuer, certifying (i) that the attached copies of the Charter Documents and corporate registers of the Issuer, and resolutions of the Board approving the Note Documents to which it is a party and the Transactions, are all true, complete and correct and remain unamended and in full force and effect, (ii) to the incumbency and specimen signature of each officer of the Issuer executing any Note Document to which it is a party or any other document delivered in connection herewith and therewith on behalf of the Issuer, and (iii) that the attached list of executive officers and directors, as applicable, of the Issuer are true, complete, and correct.

(e)          Good Standing Certificate. The Issuer shall have delivered to each Initial Purchaser as of a date not more than thirty (30) days before the Effective Date a good standing certificate (or the equivalent thereof in the Cayman Islands) of the Issuer.

(f)          Opinions of Counsel. The Issuer shall provide to each Initial Purchaser and the Collateral Agent opinions of Linklaters LLP, U.S. counsel to the Note Parties and Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Issuer and Marval, O'Farrell & Mairal, Argentinian counsel to the Issuer, dated as of the Effective Date, relating to the Transactions, each in form and substance reasonably acceptable to the Majority Holders and the Collateral Agent.

(g)          Payoff of Existing Indebtedness. All existing Indebtedness under (i) that certain Loan Agreement dated as of October 2, 2012 (as amended, restated, supplemented or modified from time to time) among Pro Farm, the Lenders (defined therein) and Gordon Snyder, (ii) that certain Promissory Note, dated as of June 13, 2014, among, Pro Farm and Pro Farm Michigan, LLC (formerly, Pro Farm Michigan Manufacturing, LLC) and Five Star Bank, (iii) that certain Senior Secured Promissory Note, dated as of August 20, 2015, between, Pro Farm and Macquarie Group Limited, (iv) that certain Security Agreement, dated as of August 20, 2015, between Pro Farm and Ivy Investment Management Corp., as agent for the Lenders (defined therein) and (v) that certain Invoice Purchase Agreement dated March 20, 2017, as amended, and the Inventory Financing Addendum, as amended, between LSQ Funding Group, L.C. will be repaid, all commitments thereunder or in connection therewith will be terminated and any liens, security interests or guaranties in connection therewith will have been terminated or released.

(h)          [Reserved].

(i)          Consents and Approvals. All consents, exemptions, authorizations, or other actions by, or notices to, or filings with, or costs or fees payable to, Governmental Authorities and other Persons in respect of all Requirements of Law and with respect to those Contractual Obligations of the Issuer necessary in connection with the execution, delivery or performance by the Issuer or such other Note Party, or enforcement against the Issuer, of the Note Documents to which it is a party shall have been made or obtained and be in full force and effect.

(j)          No Litigation. Except as set forth on Schedule 6.5 and the Rizobacter Argentina Shares Injunction, no arbitration, action, claim, suit, litigation, proceeding or procedure before any court or any Governmental Authority shall have been commenced or threatened in writing against the Issuer or any Subsidiary (including its directors or officers), and no investigation by any Governmental Authority shall have been commenced and no action, suit, proceeding or procedure by any Governmental Authority shall have been threatened in writing against the Initial Purchasers or the Issuer, in each case, (i) seeking to restrain, prevent or change the Transactions contemplated hereby or questioning the validity or legality of any of such Transactions, (ii) in which the amount of damages claimed is $1,000,000 or more, or (iii) which could reasonably be expected to have a Material Adverse Effect.

(k)          No Material Adverse Effect. Since June 30, 2021, there shall exist no event, development, or circumstance that has had or could be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l)          Patriot Act. Each Initial Purchaser and the Collateral Agent shall have received, at least five (5) days prior to the Effective Date, (i) all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act, and (ii) to the extent any Note Party qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Note Party, in each case, that is requested in writing by such Initial Purchaser or the Collateral Agent prior to such date.

(m)          Financial Statements. Each Initial Purchaser shall have received the Issuer Financial Statements.

(n)          Collateral Agent Fee Letter. The Collateral Agent shall have received a true, complete and correct executed copy of the Collateral Agent Fee Letter in form and substance reasonably satisfactory to the Collateral Agent.

5.2          Conditions Precedent to the Issue Date. The obligation of each Initial Purchaser to purchase the Notes on the Issue Date shall be subject to the following conditions on or before the Issue Date; provided that any waiver of a condition shall not be deemed a waiver of any breach of any representation, warranty, agreement, term or covenant, as specifically set forth elsewhere in this Agreement, or of any misrepresentation by the Issuer.

(a)          Note Documents. Each Initial Purchaser shall have received true, complete and correct executed copies of each of the Note Documents (including without limitation, the Notes, the Guaranty Agreement, the Pledge and Security Agreement, the Intellectual Property Security Agreements and the First Lien/First Lien Intercreditor Agreement), and such other executed agreements, schedules, exhibits, certificates, documents, financial information and filings as the Holders may reasonably request in connection with or relating to the Transactions all in form and substance reasonably satisfactory to the Majority Holders.

(b)          Representations and Warranties. The representations and warranties contained in Article 6 shall be true and correct in all material respects (except to the extent any such representation or warranty is by its terms qualified as to materiality, in which case such representation or warranty shall be true and correct in all respects) at and as of the Issue Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case they shall be true and correct as of such earlier date) after giving effect to the Transaction, and each Initial Purchaser shall have received at the Closing a certificate to the foregoing effect, dated as of the Issue Date, and executed by the chief executive officer or chief financial officer of the Issuer on behalf of the Issuer.

(c)          Compliance with this Agreement. The Issuer shall have performed and complied, and shall cause the Guarantors to perform and comply, with all of their agreements and conditions set forth or contemplated herein that are required to be performed or complied with by such Note Party on or before the Issue Date. Both immediately before and after giving effect to the issuance and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 8.2), no Default or Event of Default shall have occurred and be continuing. Each Holder shall have received at the Closing a certificate to the foregoing effect, dated the Issue Date, and executed by the chief executive officer or chief financial officer on behalf of the Issuer.

(d)          Secretary’s Certificate. Each Initial Purchaser shall have received a certificate from each Note Party, dated as of the Issue Date and signed by an officer of such Note Party, certifying (i) that the attached copies of the Charter Documents and corporate registers of such Note Party, and resolutions of the board of directors or similar governing body of such Note Party approving the Note Documents to which it is a party and the Transactions, are all true, complete and correct and remain unamended and in full force and effect, (ii) to the incumbency and specimen signature of each officer of such Note Party executing any Note Document to which it is a party or any other document delivered in connection herewith and therewith on behalf of such Note Party, and (iii) that the attached list of executive officers and directors, as applicable, of such Note Party are true, complete, and correct.

(e)          Good Standing Certificates. The Issuer shall have delivered to each Initial Purchaser as of a date not more than thirty (30) days before the Issue Date good standing certificates (or an equivalent certificate from each local jurisdiction) for each Note Party.

(f)          Solvency Certificate. Each Initial Purchaser shall have received a certificate from the chief financial officer of the Issuer dated as of the Issue Date certifying that the Issuer, on an individual basis, and the Issuer and its Subsidiaries, on a consolidated basis, are Solvent, both before and after giving effect to the Transactions (and the application of the proceeds from the issuance of the Notes contemplated by Section 8.2).

(g)          Purchase of Notes Permitted by Applicable Laws. The acquisition of and payment for the Notes to be acquired by the Initial Purchaser hereunder on the Issue Date and the consummation of the transactions contemplated hereby and by the other Note Documents (i) shall not be prohibited by any Requirements of Law, and (ii) shall not subject the Holders to any penalty or other onerous condition under or pursuant to any Requirements of Law.

(h)          Opinion of Counsel. The Issuer shall provide to each Initial Purchaser and the Collateral Agent opinions of Linklaters LLP, U.S. counsel to the Note Parties, Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Issuer, Marval, O'Farrell & Mairal, Argentinian counsel to the Issuer and Eick Haber Shima Nascimento Advogados, Brazilian counsel to the Issuer, in each case, dated as of the Issue Date, relating to the Transactions, each in form and substance reasonably acceptable to the Majority Holders and the Collateral Agent.

(i)          Perfection Certificate; Searches. Each Initial Purchaser shall have received a completed Perfection Certificate from each of Pro Farm and Pro Farm Michigan, dated the Issue Date, together with all attachments contemplated thereby, and each Initial Purchaser shall have received the results of a search of the Uniform Commercial Code (or equivalent), tax and judgment, United States Patent and Trademark Office and United States Copyright Office filings made with respect to the Grantors in the jurisdictions contemplated by the Perfection Certificate and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Majority Holders that the Liens indicated by such financing statements (or similar documents) are Permitted Liens or have been released (or arrangements reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders) for such release shall have been made).

(j)          Consents and Approvals. All consents, exemptions, authorizations, or other actions by, or notices to, or filings with, or costs or fees payable to, Governmental Authorities and other Persons in respect of all Requirements of Law and with respect to those Contractual Obligations of the Issuer and each other Note Party necessary in connection with the execution, delivery or performance by the Issuer or such other Note Party, or enforcement against the Issuer or such Note Party, of the Note Documents to which it is a party shall have been made or obtained and be in full force and effect.

(k)          No Material Judgment or Order. There shall not be on the Issue Date any judgment, injunction or order of a court of competent jurisdiction or any ruling of any Governmental Authority which would prohibit the purchase of the Notes hereunder or subject the Holders to any penalty under or pursuant to any Requirement of Law if the Notes were to be purchased hereunder.

(l)          No Litigation. Except as set forth on Schedule 6.5 and the Rizobacter Argentina Shares Injunction, no arbitration, action, claim, suit, litigation, proceeding or procedure before any court or any Governmental Authority shall have been commenced or threatened in writing against the Issuer or any Subsidiary (including its directors or officers), and no investigation by any Governmental Authority shall have been commenced and no action, suit, proceeding or procedure by any Governmental Authority shall have been threatened in writing against the Initial Purchasers or the Issuer, in each case, (i) seeking to restrain, prevent or change the Transactions contemplated hereby or questioning the validity or legality of any of such Transactions, (ii) in which the amount of damages claimed is $1,000,000 or more, or (iii) which could reasonably be expected to have a Material Adverse Effect.

(m)          Fees, Etc. On the Issue Date, the Issuer shall have reimbursed the Majority Holder for all costs, fees and expenses (including, without limitation, reasonable legal fees and expenses of Sidley Austin LLP, counsel to the Holders and paid all reasonable legal fees and expenses of Porter Hedges LLP counsel to the Collateral Agent) then due and payable to the Initial Purchaser and to the Collateral Agent, as applicable, hereunder.

(n)          Collateral. All actions specified in the Collateral Documents for the Liens purported to be created, and the assignments and transfers purported to be made, pursuant to the terms of the Collateral Documents, shall have been taken so that such Liens are perfected as first priority Liens in favor of the Holders, subject to no other Liens, and such assignments are perfected in accordance with Applicable Law, including, without limitation, delivering UCC-1 financing statements against each Grantor (in proper form for filing).

(o)          No Material Adverse Effect. Since June 30, 2021, there shall exist no event, development, or circumstance that has had or could be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p)          Patriot Act. Each Initial Purchaser and the Collateral Agent shall have received, at least five (5) days prior to the Issue Date, (i) all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act, and (ii) to the extent any Note Party qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Note Party, in each case, that is requested in writing by such Initial Purchaser or the Collateral Agent prior to such date.

(q)          Financial Statements. Each Initial Purchaser shall have received the Pro Farm Financial Statements.

(r)          Pro Farm Existing Debt Arrangements. Prior to or on the Issue Date, (i) the Pro Farm Existing Debt Payoff shall have been consummated and all guarantees, security interests, pledges or other encumbrances or liens in connection with the Pro Farm Existing Debt Arrangements, including, without limitation, all security agreements, pledge agreement, intellectual property security agreements, mortgages, control agreements, landlord waivers and other credit support, shall be irrevocably terminated and released and (ii) each Initial Purchaser and the Collateral Agent shall have received customary payoff letters in respect of the Pro Farm Existing Debt Arrangements and lien release documentation in proper form for filing, including, without limitation, UCC-3 termination statements, intellectual property security releases, mortgage releases and other similar discharge and release documents requested by the Initial Purchasers or the Collateral Agent, in each case, in form and substance satisfactory to the Majority Holders.

(s)          [Reserved].

(t)          Existing Note, Release of Security, Existing Note Conversions. The Existing Note Conversions shall have been (or substantially concurrently with the occurrence of the Issue Date, shall be) consummated in accordance with the terms of the Existing Note Purchase Agreement, all outstanding obligations under the Existing Note Purchase Agreement shall have been repaid in full, and all security interests and guaranties in connection with the Existing Note Purchase Agreement shall have been (or substantially concurrently with the occurrence of the Issue Date, shall be) terminated and released. The Convertible Note Purchase Agreement shall have been (or substantially concurrently with the occurrence of the Issue Date, shall be) executed and delivered to the Convertible Note Purchasers and shall be in full force and effect.

Article 6.
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby represents and warrants to the Holders as follows:

6.1          Existence and Power. The Issuer and each of its Subsidiaries: (a) is duly incorporated or organized (as applicable), validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and (b) and has all requisite corporate power and authority to carry on its business as now conducted.

6.2          Authorization; No Contravention. The execution, delivery and performance by the Issuer and each Subsidiary of each Note Document to which it is or will be a party and the consummation of the Transactions: (a) have been duly authorized by all necessary organizational action; (b) do not and will not contravene or violate the terms of the Charter Documents of the Issuer or any of its Subsidiaries or any amendment thereto or any material Requirement of Law applicable to the Issuer or such Subsidiary or the Issuer’s or such Subsidiary’s assets, business or properties; (c) do not and will not (i) conflict with, contravene, result in any violation or breach of or default under any Contractual Obligation of the Issuer or such Subsidiary (with or without the giving of notice or the lapse of time or both) other than any right to consent, which consents have been obtained, (ii) create in any other Person a right or claim of termination or amendment of any Contractual Obligation of the Issuer or such Subsidiary, or (iii) require modification, acceleration or cancellation of any Contractual Obligation of the Issuer or such Subsidiary; and (d) do not and will not result in the creation of any Lien (or obligation to create a Lien) against any property, asset or business of the Issuer or such Subsidiary (other than those securing the Notes).

6.3          Governmental Authorization; Third Party Consents. No approval, consent, compliance, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Issuer or any Guarantor of the Note Documents to which it is a party or the consummation of the Transactions, other than filings to perfect Liens granted under the Collateral Documents.

6.4          Binding Effect. The Issuer and its Subsidiaries have duly executed and delivered the Note Documents to which it is a party and such Note Documents constitute the legal, valid and binding obligations of the Issuer and such Subsidiary enforceable against the Issuer and such Subsidiary in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, winding up, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and by general principles of equity.

6.5          Litigation. Except as set forth on Schedule 6.5 and the Rizobacter Argentina Shares Injunction, there are no actions, suits, investigations, proceedings or procedures pending or, to the Knowledge of the Issuer, threatened against the Issuer or any Subsidiary or any property of the Issuer or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority (i) seeking to enjoin the consummation of the Transactions, or (ii) that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.6          Compliance with Laws. The Issuer and its Subsidiaries are in compliance with all Requirements of Law, except to the extent such non-compliance could not reasonably be expected to result in a Material Adverse Effect. There are no actual or pending appeals, audits, inquiries, investigations, proceedings, procedures or notices of intent to audit or investigate by any Governmental Authority against the Issuer or its Subsidiaries.

6.7          No Default or Breach. No event has occurred and is continuing or would result from the incurring of Obligations by the Issuer under the Note Documents which constitutes or, with the giving of notice or lapse of time or both, would constitute an Event of Default. To the Knowledge of the Issuer, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Issuer nor any Subsidiary is in default with respect to any Contractual Obligation in any Material Contract.

6.8          Title to Properties. Except as set forth on Schedule 6.8 and the Rizobacter Argentina Shares Injunction, each of the Issuer and its Subsidiaries has good title to, or a valid leasehold interest in, all Property used by it in its business and none of such Property is subject to any Lien, except for Permitted Liens.

6.9          Real Property. Schedule 6.9 sets forth a correct and complete list of all real property owned or leased by the Issuer or its Subsidiaries. The Issuer and its Subsidiaries have good and marketable title in fee simple to the real property identified on Schedule 6.9 as owned by the Issuer or its Subsidiaries, free and clear of any Liens other than Permitted Liens. There are no actions, suits, proceedings or procedures pending or, to the Knowledge of the Issuer, threatened in writing against the owned real property or the leased real property used in connection with the business of the Issuer or its Subsidiaries, at law or in equity, in arbitration or before any Governmental Authority which would in any way affect title to or the right to use such owned real property or leased real property.

6.10        Taxes.

(a)          Except as set forth on Schedule 6.10(a), the Issuer and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file, in each case with due regard for any extension of time within which to file such Tax Return. All such Tax Returns were correct and complete in all material respects. All Taxes due and payable by the Issuer or its Subsidiaries have been paid, other than any Taxes (i) the amount or validity of which is being actively contested by the Issuer or its Subsidiaries in good faith and by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions, if any, as shall be required in conformity with IFRS shall have been made or provided therefor or (ii) with respect to which the failure to make such payment could not reasonably be expected to have a Material Adverse Effect. No claim has been made in writing by a Governmental Authority in a jurisdiction where the Issuer and its Subsidiaries do not file Tax Returns that the Issuer or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b)          Except as set forth on Schedule 6.10(b), there is no action, suit, proceeding, procedure, investigation, examination, audit, or claim now pending or, to the Knowledge of the Issuer and each of its Subsidiaries, threatened by any Governmental Authority regarding any Taxes payable or alleged to be payable by the Issuer or any of its Subsidiaries. Neither the Issuer nor any Subsidiary has entered into an agreement or waiver or been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of such Person and there are no circumstances that would cause the taxable years of the Issuer or its Subsidiaries not to be subject to the normally applicable statute of limitations.

6.11        Financial Condition; SEC Filings; Contingent Obligations.

(a)          The Issuer has furnished (i) each Initial Purchaser on or prior to the Effective Date with true, correct and complete copies of: (1) the audited consolidated statements of financial position of the Issuer and its Subsidiaries as of June 30, 2021, 2020 and 2019, and the related audited consolidated statements of comprehensive income, changes in equity and cash flows for each of the Fiscal Years in the three-year period ended June 30, 2021, with the notes thereto and the reports thereon as of June 30, 2021, together with a report of the Issuer’s independent registered public accounting firm, and (2) the unaudited interim consolidated statements of financial position of the Issuer and its Subsidiaries as of December 31, 2021 and September 30, 2021, the related unaudited consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended December 31, 2021 and September 30, 2021, together with the notes thereto and the reports thereon as of December 31, 2021 (collectively, the “Issuer Financial Statements”) and (ii) each Initial Purchaser on or prior to the Issue Date with true, correct and complete copies of: (1) the audited consolidated statements of financial position of Pro Farm and its Subsidiaries as of December 31, 2021, 2020 and 2019, and the related audited consolidated statements of comprehensive income, changes in equity and cash flows for each of the Fiscal Years in the three-year period ended December 31, 2021, with the notes thereto and the reports thereon as of December 31, 2021, together with a report of the Issuer’s independent registered public accounting firm, and (2) the unaudited interim consolidated statements of financial position of Pro Farm and its Subsidiaries as of March 31, 2022 and December 31, 2021, the related unaudited consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and December 31, 2021, together with the notes thereto and the reports thereon as of March 31, 2022 (the “Pro Farm Financial Statements” and, together with the Issuer Financial Statements, the “Financial Statements”). The Financial Statements fairly present, in all material respects, the consolidated financial position of the Issuer, as of the respective dates thereof, and the results of operations and cash flows thereof, as of the respective dates or for the respective periods set forth therein, and are in conformity with the past historical practices of the Issuer, with IFRS consistently applied during the periods involved for the Issuer Financial Statements, and with U.S. GAAP consistently applied for the Pro Farm Financial Statements. As of the dates of the Financial Statements, neither the Issuer nor any Subsidiary had any known obligation, Indebtedness or liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due), which was not reflected or reserved against in the balance sheets which are part of the Financial Statements as required by IFRS or US GAAP, as appropriate.

(b)          All statements, reports, schedules, forms and other documents (the “SEC Documents”) required to have been filed or furnished by any Note Party with or to the SEC since July 1, 2020 have been so filed or furnished on a timely basis. No Subsidiary of any Note Party is required to file or furnish any documents with or to the SEC. As of the time it was filed with or furnished to the SEC: (i) each of the SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by the filing or furnishing of the applicable amending or superseding SEC Document. Each of the certifications and statements certifying the accuracy of the SEC Documents is accurate and complete, and complied as to form and content with all Applicable Laws in effect at the time such certification was filed with or furnished to the SEC.

(c)          As of the Issue Date, none of the Note Parties has any material obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to the Note Party, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the closing of the Transaction contemplated by this Agreement, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to such date.

6.12        Absence of Certain Changes or Events. Since June 30, 2021, there has been no development, event, circumstance, or change which could be expected to have, either individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Issuer, there exists no present condition or state of facts or circumstances that could reasonably be expected to have a Material Adverse Effect or prevent the Issuer or any of its Subsidiaries from conducting its business after the consummation of the Transactions, in substantially the same manner in which such business has heretofore been conducted.

6.13        Environmental Matters.

(a)          Except as provided in Schedule 6.13, the Issuer and its Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws relating to their Property, assets and operations; there are no Hazardous Materials stored or otherwise located in, on or under any of the Property or assets of the Issuer or its Subsidiaries, including, without limitation, the groundwater, except in material compliance with applicable Environmental Laws; and, to the Knowledge of the Issuer, there have been no releases or, threatened releases of Hazardous Materials in, on or under any property adjoining any of the Property or assets of (or used by) the Issuer or its Subsidiaries which have not been remediated to the satisfaction of the appropriate Governmental Authorities and in material compliance with Environmental Laws.

(b)          To the Knowledge of the Issuer and each of the Subsidiaries, none of the Property, assets or operations of (or used by) the Issuer and its Subsidiaries is the subject of any federal, state or local investigation evaluating whether (i) any remedial action is needed to respond to a release or threatened release of any Hazardous Materials into the environment or (ii) any release or threatened release of any Hazardous Materials into the environment is in contravention of any Environmental Law.

(c)          To the Knowledge of the Issuer and each of the Subsidiaries, neither the Issuer nor any Subsidiary has received any written notice or claim, nor to the Knowledge of the Issuer and each of the Subsidiaries are there any pending, threatened in writing, or anticipated lawsuits, proceedings or procedures against them, with respect to violations of an Environmental Law or in connection with the presence of or exposure to any Hazardous Materials in the environment or any release or threatened release of any Hazardous Materials into the environment.

6.14        Investment Company/Government Regulations. Neither the Issuer nor any Subsidiary is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

6.15        Subsidiaries. Except as set forth in Schedule 6.15, the Issuer does not (a) have any Subsidiaries or (b) own of record or beneficially, directly or indirectly, any (i) Capital Stock issued by any other Person or (ii) equity, voting or participating interest in any joint venture or other enterprise.

6.16       Capitalization. As of the Issue Date, after giving effect to the transactions contemplated hereby and in the other Note Documents, the capitalization of the Issuer and its Subsidiaries (including the maximum amount of diluted shares) is as set forth on Schedule 6.16. Schedule 6.16 lists all warrants, options, and other securities convertible or exercisable into shares of Capital Stock of the Issuer and lists the exercise or strike price applicable to such warrant, option or security. All of the issued and outstanding Capital Stock of the Issuer has been, and Capital Stock of the Issuer issuable upon the exercise of outstanding securities when issued will be, duly authorized and validly issued and are fully paid and nonassessable. All outstanding Capital Stock of the Issuer’s Subsidiaries are owned by the Issuer or one of its Subsidiaries free and clear of all Liens other than Permitted Liens. On the Issue Date, except as set forth on Schedule 6.16, neither the Issuer nor any of its Subsidiaries has any obligation, whether mandatory or at the option of any other Person, at any time to redeem or repurchase any Capital Stock of the Issuer or any of its Subsidiaries, pursuant to the terms of their respective Charter Documents or otherwise. No issued and outstanding shares of the Issuer’s Capital Stock are subject to a right of first refusal or condition of forfeiture in favor of the Issuer, and no shares of the Capital Stock of the Issuer are subject to vesting restrictions. The Issuer is not responsible for or has any obligation to declare or pay, a dividend or other distribution on its securities or otherwise combined, split, recapitalized or taken similar actions with respect to its outstanding Capital Stock. All securities of the Issuer and its Subsidiaries (including all shares of the Issuer’s Capital Stock, securities, options and warrants to purchase shares of the Issuer’s Capital Stock (both outstanding as well as those that are no longer outstanding)), have been and were issued and granted pursuant to an exception from the Securities Act and otherwise in compliance, in all material respects, with all securities and other Applicable Laws.

6.17        Solvency. Issuer, on an individual basis, and the Issuer and its Subsidiaries, on a consolidated basis, are Solvent, both before and after giving effect to the Transactions (and the application of the proceeds from the issuance of the Notes contemplated by Section 8.2).

6.18        Licenses and Approvals. The Issuer and each of its Subsidiaries holds all material Licenses that are required by any Governmental Authority to permit it to conduct and operate the Issuer’s or its Subsidiaries’ business as now conducted, and all such Licenses are valid and in full force and effect and will remain in full force and effect upon consummation of the transactions contemplated by this Agreement and the other Note Documents. The Issuer and its Subsidiaries are in compliance in all material respects with all such Licenses.

6.19        OFAC; Anti-Terrorism; Patriot Act; Anticorruption.

(a)          Except as provided in Schedule 6.19, neither the Issuer nor any Subsidiary, or to the Knowledge of the Issuer any Affiliate of the foregoing: (a) is a Sanctions Target, (b) has any assets in Sanctions Targets, or (c) over the past five (5) years, has derived any operating income from Investments in, or engaged in any direct or indirect transactions with Sanctions Targets. The proceeds of the Notes will not be used and have not been used to fund any operations in, finance any Investments or activities in, or make any payments to, a Sanctions Target unless such operations, Investments, activities or payments are not prohibited as to any Person under Sanctions Laws and Regulations.

(b)          The Issuer and its Subsidiaries are in compliance, and over the past five (5) years have been in compliance (except as provided in Schedule 6.19) and will remain in compliance, with all Anti-Terrorism Laws and Sanctions Laws and Regulations. Neither Issuer nor any Subsidiary will engage in any transaction, directly or indirectly, with any Sanctions Target.

(c)          Anticorruption.

(i)          Neither the Issuer, its Subsidiaries, nor any representative of the Issuer has in the past five (5) years violated any Anticorruption Laws, nor has the Issuer, any of its Subsidiaries or any representative of the Issuer offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any government official or to any Person under circumstances where such person knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person: (i) for the purpose of influencing any act or decision of a government official in their official capacity, inducing a government official to do or omit to do any act in violation of their lawful duties, or securing any improper advantage; or (ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage;

(ii)          The Issuer and each Subsidiary of the Issuer have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties, related parties, and government officials in accordance with IFRS.

(iii)          The operations of the Issuer and its Subsidiaries have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Cayman Anti-Money Laundering Legislation and all other money laundering-related laws of other jurisdictions where the Issuer and its Subsidiaries conduct business or own assets, and any related or similar law issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”). No proceeding or procedure by or before any Governmental Authority involving the Issuer or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Issuer, is threatened.

6.20        No Bad Actor Disqualification Events. Neither the Issuer nor the Guarantors or, to the Issuer’s or the Guarantors’ Knowledge, their respective Affiliates or to the Issuer’s or the Guarantors’ Knowledge, any of their respective directors or executive officers, is subject to any of the “bad actor” disqualification events described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

6.21        Disclosure.

(a)          Agreement and Other Documents. This Agreement, together with all exhibits and schedules hereto, the other Note Documents, and the agreements, certificates and other documents furnished to the Holders by the Issuer and/or the other Note Parties at the Closing, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

(b)          Material Adverse Effect. To the Knowledge of the Issuer, there is no fact which the Issuer has not disclosed to the Holders in writing which could reasonably be expected to have a Material Adverse Effect.

6.22        Internal Controls. Each Note Party and its Subsidiaries maintain a system of internal control over financial reporting. Such internal controls over financial reporting (a) provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and (b) as to Issuer are designed to ensure that all material information concerning Issuer and its Subsidiaries required to be disclosed by Issuer in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports. There are no significant deficiencies or material weaknesses in the design or operation of any Note Party’s or its Subsidiaries’ ability to record, process, summarize and report financial data. There is and has been no fraud, whether or not material, that involves management or other employees who have a significant role in any Note Party’s and/or its Subsidiaries’ internal controls.

6.23        Notes. The Notes have been duly authorized by all necessary action on the part of the Issuer and no further consent or action is required by the Issuer, the Board, members, shareholders or stockholders in connection with the issuance of the Notes. As of the Issue Date, the Notes when so issued in accordance with their terms will be, issued in compliance with applicable securities laws, rules and regulations. There are no rights of first refusal applicable to the issuance of the Notes. No anti-dilution adjustments will be triggered as a result of the issuance of the Notes.

6.24        Employee Matters. There is (a) no unfair labor practice complaint pending against the Issuer or any of its Subsidiaries, or to the best knowledge of the Issuer, threatened against any of them before the National Labor Relations Board and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is so pending against the Issuer or any of its Subsidiaries or to the best knowledge of the Issuer, threatened against any of them, (b) no strike or work stoppage in existence or, to the best knowledge of the Issuer, threatened involving the Issuer or any of its Subsidiaries and (c) to the best knowledge of the Issuer, no union representation question existing with respect to the employees of the Issuer or any of its Subsidiaries and, to the best knowledge of the Issuer, no union organization activity that is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as could not reasonably be expected to result in a Material Adverse Effect.

6.25        Employee Benefit Plans. Except as could not reasonably be expected to have a Material Adverse Effect, the Issuer, each of its Subsidiaries and, to the knowledge of the Issuer, each of their respective ERISA Affiliates are in compliance with all applicable provisions and requirements of ERISA and Code and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan, and have performed in all material respects all their obligations under each Employee Benefit Plan. No ERISA Event has occurred or is reasonably expected to occur that could reasonably be expected to have a Material Adverse Effect. Except to the extent required under Section 4980B of the Code or similar state laws, no liability exists under any Employee Benefit Plan that provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates except for liabilities that could not reasonably be expected to have a Material Adverse Effect.

6.26        Disclaimer. Except as set forth in this Article 6, none of the Issuer or the Subsidiaries or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of any of the Ordinary Shares, the Note Parties or their respective businesses.

Article 7.
REPRESENTATIONS AND WARRANTIES OF THE INITIAL PURCHASERS

The Initial Purchasers, severally and not jointly, hereby represent and warrant as follows:

7.1          Authorization. Each Initial Purchaser has the capacity to enter into this Agreement and to perform all obligations required to be performed by it hereunder. This Agreement, when executed and delivered by the Initial Purchasers, will constitute the Initial Purchasers’ valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, winding up, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2          Binding Effect. This Agreement has been duly executed and delivered by each Initial Purchaser and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, winding up or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

7.3          No Legal Bar. The execution, delivery, and performance of this Agreement by the Initial Purchasers will not violate in any material respect any Requirement of Law applicable to it in any material respect, assuming the accuracy and correctness of the representations and warranties made by the Issuer to the Initial Purchasers in the Note Documents.

7.4          Money Laundering Laws. The operations of each Initial Purchaser have been conducted at all times in compliance with the Money Laundering Laws. No proceeding or procedure by or before any Governmental Authority involving the Initial Purchaser with respect to the Money Laundering Laws is pending or, to the Knowledge of the Initial Purchaser, is threatened.

7.5          Securities Laws.

(a)          The Notes are being or will be acquired by each Initial Purchaser hereunder for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction which would be in violation of state or federal securities laws.

(b)          Each Initial Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(c)          Each Initial Purchaser understands that (i) the Notes constitute “restricted securities” under the Securities Act, (ii) the offer and sale of the Notes hereunder is not registered under the Securities Act or under any “blue sky” laws in reliance upon certain exemptions from such registration and that the Issuer is relying on the representations made herein by each Initial Purchaser in its determination of whether such specific exemptions are available, and (iii) the Notes may not be transferred except pursuant to an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act and under applicable “blue sky” laws or in a transaction exempt from such registration. Each Initial Purchaser is prepared and is able to bear the economic risk of an investment in the Notes and the Ordinary Shares for an indefinite period of time. Each Initial Purchaser understands that any certificate representing the Notes may bear, in the Issuer’s discretion, the following restrictive legend:

“THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.”

(d)          Each Initial Purchaser (i) has been furnished with or has had access to all material books and records of the Issuer and each Subsidiary and all of their respective material contracts, agreements and documents and (ii) has had an opportunity to ask questions of, and receive answers from, management and representatives of the Issuer and its Subsidiaries and which representatives have made available to them such information regarding the Issuer and its Subsidiaries and their current respective businesses, operations, assets, finances, financial results, financial condition and prospects in order to make a fully informed decision to purchase and acquire the Notes. Each Initial Purchaser has generally such knowledge and experience in business and financial matters, as to enable it to understand and evaluate the risks of an investment in the Notes and form an investment decision with respect thereto. Each Initial Purchaser acknowledges that none of the Issuer or its Subsidiaries has given the Initial Purchaser any investment advice, credit information or opinion as to whether the purchase of the Notes is prudent.

(e)          The foregoing, however, does not limit or modify the representations and warranties set forth in Article 6 of this Agreement or in any other Note Document or the right of the Initial Purchasers to rely thereon.

Article 8.
AFFIRMATIVE COVENANTS

Until the payment in full in cash of all amounts outstanding under the Notes and all other Obligations hereunder and under the other Note Documents or such later date as set forth below, the Issuer hereby covenants and agrees with the Holders as follows:

8.1          Delivery of Financial and Other Information. The Issuer will, and will cause each Guarantor to, maintain a system of accounting established and administered in accordance with IFRS (including reflecting in its financial statements adequate accruals and appropriations to reserves). In addition, the Issuer shall deliver or cause to be delivered to each Holder the following:

(a)          Within one hundred twenty (120) days after the end of each Fiscal Year, an unqualified audit report certified by an independent registered public accounting firm, prepared in accordance with IFRS, without qualifications (including any (x) “going concern” or like qualification or exception, (y) qualification or exception as to the scope of such audit, or (z) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item) including consolidated and consolidating balance sheets of the Issuer and its Subsidiaries as of the end of such Fiscal Year and the related consolidated and consolidating statements of operations, changes in shareholders’ equity and cash flows for such Fiscal Year, all such financial statements to be prepared in accordance with IFRS, all of which shall be accompanied by customary management’s discussion and analysis;

(b)          Within sixty (60) days after the end of each Fiscal Quarter an unaudited consolidated and consolidating balance sheet of the Issuer and its Subsidiaries as of the end of such Fiscal Quarter and the related consolidated and consolidating statements of operations, changes in shareholders’ equity and cash flows for such Fiscal Quarter and for the portion of the Fiscal Year ended at the end of such Fiscal Quarter, prepared in accordance with IFRS, all of which shall be accompanied by a customary management’s discussion and analysis and certified by an authorized officer of the Issuer as fairly presenting, in all material respects, the financial position of the Issuer and its Subsidiaries, as of the respective dates thereof, and the results of operations and cash flows thereof, as of the respective dates or for the respective periods set forth therein.

(c)          As soon as available and in any event within sixty (60) days after the end of each Fiscal Quarter or one hundred twenty (120) days after the end of each Fiscal Year of the Issuer (beginning with the Fiscal Quarter ending June 30, 2022), a compliance certificate setting forth information from such financial statements required in order to establish whether the Issuer is in compliance, with the requirements of Article 8 and Article 9 during the quarterly or annual period covered by the statements being furnished, including the amounts referred to in subsection (b)(i)-(v) of the definition of Consolidated EBITDA.

(d)          Promptly upon receipt by the Issuer or any Subsidiary, written notice of any material default which has not been waived or cured, given to any such Note Party by any creditor or lessor to whom the Issuer or any Subsidiary has material debt or other obligations.

(e)          Promptly upon obtaining knowledge thereof, written notice of any actual or threatened action, proceeding, procedure, arbitration, investigation or litigation claiming in excess of $1,000,000, in the aggregate, from the Issuer or any Subsidiary, or seeking injunctive relief against Issuer or any Subsidiary, or which could be expected to otherwise have a Material Adverse Effect, and copies of any pleadings associated therewith.

(f)          Promptly, and in any event within five (5) Business Days after receipt thereof by the Issuer or any Subsidiary, provided that the delivery thereof is not prohibited by any Requirement of Law, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of the Issuer or any Subsidiary.

(g)          Promptly, a notice in writing upon becoming aware of any development or other information outside the ordinary course of business of the Issuer or any Subsidiary which could reasonably be expected to have a Material Adverse Effect.

(h)          Promptly, and in any event within five (5) Business Days after the Issuer or any other Note Party becomes aware of or has knowledge of any event or condition that constitutes a Default or an Event of Default, provide written notice of such event or condition and a statement of the curative action that the Issuer proposes to take with respect thereto.

(i)          Promptly upon obtaining knowledge thereof, written notice of any change in the information provided in the Beneficial Ownership Certification delivered to the Collateral Agent or the Holders on the Issue Date that would result in a change to the list of beneficial owners identified in such certification.

(j)          (i) Promptly upon the occurrence of or upon any officer of the Issuer becoming aware of the forthcoming occurrence of any ERISA Event other than any ERISA Event which could not reasonably be expected to result in a Material Adverse Effect; and (ii) with reasonable promptness, copies of (A) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates with the Internal Revenue Service with respect to each Pension Plan as the Majority Holders shall reasonably request; (B) all notices received by the Issuer, any of its Subsidiaries or any of their respective ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event; and (C) copies of such other documents or governmental reports or filings relating to any Employee Benefit Plan as the Majority Holders shall reasonably request.

(k)          Notwithstanding the foregoing, at all times that the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the reporting requirements contained in Sections 8.1(a) and (b) of this covenant shall be satisfied through the filing with the Commission within the time periods specified in the Commission’s rules and regulations that are then applicable to the Issuer, all reports on Form 20-F and Form 6-K that the Issuer is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, in each case in a manner that complies in all material respects with the requirements specified in the applicable forms promulgated by the Commission.

(l)          Promptly upon request, information and documentation reasonably requested by the Collateral Agent or any Holder for purposes of compliance with applicable “know your customer” requirements under the Patriot Act and other applicable anti-money laundering laws.

(m)          Promptly upon request, additional information regarding the business, financial or corporate affairs of the Issuer or any Subsidiary thereof, or in compliance with the terms of the Note Documents, as any Holder may from time to time reasonably request in writing.

8.2          Use of Proceeds.

(a)          The Issuer shall use the proceeds of the sale of the Notes hereunder solely to pay the purchase price in connection with the repurchase of 1,526,454 Ordinary Shares from Solel-Bioceres SPV, L.P.

(b)          The Issuer shall not use any proceeds of the sale of the Notes hereunder to, directly or indirectly, purchase or carry any “margin stock” (as defined in Regulation U) or to extend credit to others for the purpose of purchasing or carrying any “margin stock” in violation of the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

8.3          Conduct of Business. The Issuer will, and will cause each Guarantor to, carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted or those reasonably related or ancillary thereto and do all things necessary to remain duly incorporated or organized, validly existing and in good standing as a domestic corporation or limited liability company in its jurisdiction of incorporation or organization, as the case may be, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted unless, in the good faith judgment of the Issuer, the termination of or failure to preserve and keep in full force and effect such corporate existence would not, individually or in the aggregate, have a Material Adverse Effect.

8.4          Taxes and Claims. The Issuer will, and will cause each of its Subsidiaries to:

(a)          Timely file complete and correct Tax Returns required by law, in each case with due regard for any extension of time within which to file such Tax Return, and pay when due all Taxes, except those (i) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside in accordance with IFRS in the Issuer’s most recent audited financial statements or (ii) which deferment of payment is permissible so long as no Lien, other than a Permitted Lien, has been entered and the Issuer’s and its Subsidiaries’ title to, and its/their right to use, its/their Properties are not materially adversely affected thereby and, in each case, with respect to which the failure to make such payment could not reasonably be expected to have a Material Adverse Effect; and

(b)          Pay and perform (i) all Obligations under this Agreement and the other Note Documents and (ii) except where failure to do so could not reasonably be expected to result in a Default hereunder or have a Material Adverse Effect, all other Indebtedness, obligations and liabilities in accordance with customary trade practices; provided that the Issuer or such Subsidiary may contest any item described in clause (ii) above in good faith so long as adequate reserves are maintained with respect thereto in accordance with IFRS in Issuer’s most recent audited financial statements.

8.5          Insurance.

(a)          The Issuer will, and will cause each of its Subsidiaries to, maintain with reputable insurance companies insurance in such amounts and covering such risks as is otherwise consistent with sound business practice and consistent with past practice and cause the Collateral Agent to be listed as a co-loss payee on property and casualty policies with respect to Real Property located in the United States and as an additional insured on liability policies maintained by Note Parties in the United States.

(b)          Except as the Majority Holders may agree in their reasonable discretion, the Issuer will cause all such property and casualty insurance policies with respect to the Mortgaged Property to be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable endorsement, and shall deliver certificates of an insurance broker with respect to the foregoing policies to the Collateral Agent, in each case, in form and substance reasonably satisfactory to the Majority Holders. The Issuer will use commercially reasonable efforts to cause each such policy covered by this clause (b) to provide that it shall not be cancelled or not renewed upon less than thirty (30) days’ prior written notice thereof by the insurer to the Collateral Agent (or ten (10) days if cancellation is due to non-payment of premium). The Issuer shall promptly deliver to the Collateral Agent a copy of a renewal or replacement policy (or other evidence of renewal of a policy previously delivered to the Collateral Agent), or insurance certificate with respect thereto upon the cancellation or renewal of any such policy.

(c)          If any portion of any Mortgaged Property located in the United States is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under the Flood Insurance Laws, (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) deliver to the Collateral Agent evidence of such compliance in form and substance reasonably acceptable to the Majority Holders, including a copy of the flood insurance policy and a declaration page relating thereto.

(d)          In connection with the covenants set forth in this Section 8.5, it is understood and agreed that:

(i)          the Holders, the Collateral Agent and their respective agents or employees shall not be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 8.5, it being understood that the Note Parties shall look solely to their insurance companies or any other parties other than the aforesaid parties for the recovery of such loss or damage. If, however, the insurance policies, as a matter of the internal policy of such insurer, do not provide waiver of subrogation rights against such parties, as required above, then the Issuer, on behalf of itself and behalf of each of its Subsidiaries, hereby agrees, to the extent permitted by law, to waive, and further agrees to cause each of their Subsidiaries to waive, its right of recovery, if any, against the Holders, the Collateral Agent and their agents and employees; and

(ii)          the designation of any form, type or amount of insurance coverage by the Collateral Agent (including acting in the capacity as the Collateral Agent) under this Section 8.5 shall in no event be deemed a representation, warranty or advice by the Collateral Agent or the Holders that such insurance is adequate for the purposes of the business of the Issuer and its Subsidiaries or the protection of their properties.

(iii)          the Issuer shall furnish to each Initial Purchaser the certificates of insurance and insurance endorsements naming the Collateral Agent as additional insured, lender loss payee or mortgagee, in each case, in form and substance reasonably satisfactory to the Majority Holders that satisfy the requirements of this Section 8.5.

8.6          Compliance with Laws and Material Contracts. The Issuer will, and will cause each of its Subsidiaries to, comply with any and all Requirements of Law to which it may be subject including, without limitation, all Foreign Exchange Regulations, all Environmental Laws, and obtain any and all Licenses necessary to the ownership of its Property or to the conduct of its businesses, except where the failure to so comply could not reasonably be expected to result in a Material Adverse Effect. The Issuer will, and will cause each of its Subsidiaries to, timely satisfy all material assessments, fines, costs and penalties imposed by any Governmental Authority against such Person or any Property of such Person except to the extent such assessments, fines, costs, or penalties are being contested in good faith by appropriate proceedings or procedures and for which the Issuer or such Subsidiary has set aside on its books adequate reserves in accordance with IFRS. The Issuer will, and will cause each of its Subsidiaries to, comply with any and all Material Contracts.

8.7          Maintenance of Properties. The Issuer will, and will cause each of its Subsidiaries to, do all things necessary to maintain, preserve, protect and keep its Property (other than Property that is obsolete, surplus, or no longer used or useful in the ordinary conduct of its business) in good repair, working order and condition (ordinary wear and tear and casualty and condemnation excepted), make all necessary and proper repairs, renewals and replacements such that its business can be carried on in connection therewith and be properly conducted at all times and pay and discharge when due the cost of repairs and maintenance to its Property, and pay all rentals when due for all real estate leased by such Person.

8.8          Further Assurances. At any time or from time to time upon the reasonable request of the Collateral Agent or the Holders, at the expense of the Note Parties, the Issuer will, and will cause each of its Subsidiaries to, promptly execute, acknowledge and deliver such further documents and do such further acts and things as the Majority Holders or the Collateral Agent (acting at the direction of the Majority Holders) may reasonably request in order to effectuate the purposes and terms contained in this Agreement or any other Note Document or to more fully perfect (subject to the limitations contained in the Note Documents) or renew the rights of the Collateral Agent or the Holders with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds thereof or with respect to any other property or assets hereafter acquired by the Grantors which may be deemed part of the Collateral), including, without limitation, providing any translation required, in the format required under Applicable Law, to render a Note Document enforceable or effective in any jurisdiction. In furtherance and not in limitation of the foregoing, each Note Party shall take such actions as the Majority Holders or the Collateral Agent (acting at the direction of the Majority Holders) may reasonably request from time to time to ensure that the Obligations are guaranteed by the Guarantors and are secured by substantially all assets of the Grantors (subject to the limitations contained in the Note Documents).

8.9          Replacement of Notes. Upon receipt of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of any Note, and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement in form and substance reasonably satisfactory to the Issuer, or, in the case of any such mutilation, upon surrender and cancellation of the Note, as the case may be, the Issuer will issue a new Note of like tenor, in lieu of such lost, stolen, destroyed or mutilated Note.

8.10        Notice of Change of Name. The Issuer shall provide to the Collateral Agent (who shall promptly provide to each Holder) at least fifteen (15) days’ prior written notice of any change of name, location of chief executive office, organizational type, federal tax payer identification number or organizational identification number, or jurisdiction of organization, of the Issuer or any other Note Party and promptly take other steps, if any, as the Collateral Agent, reasonably requests to permit it to maintain the perfection of the Collateral with respect to the change in name.

8.11       Account Control Agreements.

(a)          Within ninety (90) days after (x) the Issue Date or (y) in the case of any person that becomes a Note Party after the Issue Date, the date such person becomes a Note Party (in each case, or such longer period as the Majority Holders may agree in their reasonable discretion), each Grantor shall deliver an Account Control Agreement with respect each of its Deposit Accounts and Securities Accounts (other than Excluded Accounts) that are located in the United States pursuant to documentation reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders).

(b)          At any time after the occurrence and during the continuance of a Control Triggering Event, the Collateral Agent shall have the right to deliver a “Notice of Exclusive Control” (or similar term, as defined in each Account Control Agreement) with respect to each Controlled Account.

(c)          The Grantors may close and/or open any account (including any Controlled Account) maintained at any bank or other financial institution subject to the applicable requirements of Section 8.11(a).

(d)          So long as no Control Triggering Event has occurred and is continuing, the Grantors may direct the manner of disposition of funds in all Controlled Accounts.

8.12       Subsidiaries; Additional Collateral.

(a)          In the event that any Person becomes a Subsidiary of the Issuer (other than an Excluded Subsidiary) after the Issue Date or ceases to be an Excluded Subsidiary after the Issue Date (i) promptly, but in any case, no later than twenty (20) days (or such longer period following such date as the Majority Holders, in their sole discretion, may agree) after the occurrence thereof, the Issuer shall cause such Subsidiary, to become a Guarantor by executing and delivering to the Collateral Agent a supplement to the Guaranty Agreement and each other applicable guarantee agreements reasonably requested by the Collateral Agent (at the direction of the Majority Holders) and (ii) if such Person is a Subsidiary of Pro Farm organized in the United States (other than an Excluded Subsidiary) to also become a Grantor by executing and delivering to the Holders a supplement to the Pledge and Security Agreement and each other applicable Collateral Document and to take all actions necessary to grant and to perfect a first priority Lien in favor of the Collateral Agent, for the benefit of the Holders, in substantially all assets of such Subsidiary, and in each case, to take such actions and to execute and deliver to the Collateral Agent such other documents, instruments, agreements, certificates and opinions as reasonably requested by the Collateral Agent (at the direction of the Majority Holders), each in form and substance satisfactory to the Collateral Agent (at the direction of the Majority Holders).

(b)          With respect to each new Subsidiary, within twenty (20) days (or such longer period following such date as the Majority Holders, in their sole discretion, may agree) after the formation or acquisition thereof, the Issuer shall send to the Collateral Agent written notice setting forth with respect to such Subsidiary (i) the date on which such Person became a Subsidiary of the Issuer and (ii) all of the data required to be set forth in Schedules 6.15 and 6.16 with respect to such Subsidiary; and such written notice shall be deemed to supplement Schedules 6.15 and 6.16 for all purposes hereof.

8.13          Additional Material Real Property.

(a)          In the event that, after the Issue Date, any Grantor acquires any Real Property that constitutes Material Real Property at the time of the acquisition thereof (or within a reasonable time after the completion of the construction of the improvement), such Grantor shall within one hundred and twenty (120) days thereafter (or such longer period following such date as the Majority Holders, in their sole discretion, may agree) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents in the manner contemplated by Section 8.13(b) with respect to each such subsequently acquired Material Real Property, that the Collateral Agent (at the direction of the Majority Holders) shall reasonably request to create in favor of the Collateral Agent, for the benefit of the Holders, a valid and, subject to any filing and/or recording referred to herein, perfected first priority Lien in such subsequently acquired Material Real Property.

(b)          In order to create in favor of the Collateral Agent, for the benefit of the Holders, a valid and, subject to any filing and/or recording referred to herein, perfected first priority security interest in a Material Real Property as required by Section 8.13(a), the applicable Grantor shall promptly take such actions, and execute and deliver, or cause to be executed and delivered the following, in each case, to the extent reasonably requested by the Collateral Agent (at the direction of the Majority Holders), and to provide additional assurances to the Collateral Agent for the benefit of the Holders with respect to such Material Real Property:

(i)          a fully executed and notarized Mortgage, in proper form for recording in all appropriate places in all applicable jurisdictions, encumbering such Material Real Property to secure the Obligations;

(ii)          an opinion of counsel (which counsel shall be reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders)) in each jurisdiction in which such Material Real Property is located with respect to the enforceability of the form(s) of Mortgages to be recorded in such jurisdiction and such other matters of local law as the Collateral Agent (at the direction of the Majority Holders) may reasonably request, in each case in form and substance reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders); provided that, if any Issue Date Mortgage Property has more than one Mortgage within the same State, only one opinion of counsel shall be required for such State with respect to the enforceability of the form of such Mortgage to be recorded in such State and such other matters of local law. Notwithstanding the foregoing, if an opinion of counsel shall cover both Collateral Agent’s and Convertible Note Purchasers’ request in form and substance reasonably satisfactory to both Collateral Agent and the Convertible Note Purchasers, the applicable Grantor may, at its election, provide an omnibus opinion of counsel to satisfy the requirements of this Section 8.13(b)(ii) and such applicable requirements under the Convertible Note Purchase Agreement;

(iii)          an ALTA mortgagee title insurance policies or unconditional commitments therefor (or the local equivalent) issued by Chicago Title Insurance Company, First American Title Insurance Company, Fidelity National Title Insurance Company or another title company reasonably acceptable to the Collateral Agent (at the direction of the Majority Holders) (the “Title Company”) with respect to each such Material Real Property (each, a “Title Policy”), in amounts as reasonably agreed by the Collateral Agent (at the direction of the Majority Holders) and the Issuer insuring the fee simple title to each of the Material Real Property vested in the applicable Grantor and insuring the Collateral Agent that the relevant Mortgage creates a valid and enforceable first priority mortgage Lien on such Material Real Property encumbered thereby, each which Title Policy shall include endorsements reasonably requested by the Collateral Agent (at the direction of the Majority Holders) to the extent available in each jurisdiction at commercially reasonably rates, together with evidence satisfactory to the Collateral Agent (at the direction of the Majority Holders) that the applicable Grantor has (i) delivered to the Title Company such affidavits as reasonably and customarily required by the Title Company in connection with the issuance of the applicable Title Policy and (ii) has paid to the Title Company or to the appropriate Governmental Authorities all expenses and premiums of the Title Company and all other sums required in connection with the issuance of the Title Policies and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording the Mortgages with respect to such Material Real Property in the applicable real property records, it being agreed that the Collateral Agent (at the direction of the Majority Holders) shall reasonably cooperate with the applicable Grantor in order to minimize all such taxes; together with a title commitment issued by a title company with respect thereto, dated not more than thirty (30) days prior to the date of the creation of the Mortgage on such Material Real Property and copies of all recorded documents listed as exceptions to title or otherwise referred to therein, each in form and substance reasonably satisfactory to the Collateral Agent (at the direction of the Majority Holders);

(iv)          (A) a completed Flood Certificate with respect to each such Material Real Property, which Flood Certificate shall (i) be addressed to the Collateral Agent, (ii) be completed by a company which has guaranteed the accuracy of the information contained therein, and (iii) otherwise comply with the Flood Program; (B) evidence describing whether the community in which each such Material Real Property is located participates in the Flood Program; (C) if any Flood Certificate states that such Material Real Property is located in a Flood Zone, the Issuer’s written acknowledgement of receipt of written notification from the Collateral Agent (i) as to the existence of each such Material Real Property, and (ii) as to whether the community in which each such Material Real Property is located is participating in the Flood Program; and (D) if any such Material Real Property is located in a Flood Zone and is located in a community that participates in the Flood Program, evidence that the applicable Grantor has obtained a policy of flood insurance that is in compliance with the Flood Program;

(v)          either a new ALTA survey or express map of each Mortgaged Property or an existing survey or express map together with an “affidavit of no change” sufficient for such Title Company to remove all standard survey exceptions from the Title Policy relating to such Mortgaged Property and issue the survey related endorsements or otherwise reasonably acceptable to the Collateral Agent (at the direction of the Majority Holders); provided that the Collateral Agent will only require new ALTA surveys or express maps to the extent that the benefit to the Holders of such new ALTA surveys or express maps outweigh the cost of obtaining such new ALTA surveys or express maps or are required by applicable law or regulation; and

(vi)          such other agreements, instruments and other documents (including guarantees and opinions of counsel) as the Collateral Agent (at the direction of the Majority Holders) or the Majority Holders may reasonably require.

8.14        Financial Covenants. The Issuer will:

(a)          maintain a maximum Consolidated Total Net Leverage Ratio, tested on a quarterly basis as of the end of each Fiscal Quarter, as follows:

Months following the Issue Date	Consolidated Total Net Leverage Ratio
1-12	5.50:1
13-24	4.50:1
25-48	3.75:1

(b)          maintain a minimum Interest Coverage Ratio, tested on a quarterly basis as of the end of each Fiscal Quarter, as follows:

Months following the Issue Date	Interest Coverage Ratio
1-12	1.50:1
13-24	1.75:1
25-48	2.00:1

8.15          [Reserved].

8.16          Post-Closing Obligations.

(a)          The Note Parties shall comply with each requirement set forth on Schedule 8.16(a) on or before the date specified for such requirement (or such later date as the Holders, in their sole discretion, may agree).

(b)          Within one hundred and twenty (120) days following the Issue Date (or such longer period following such date as the Majority Holders, in their sole discretion, may agree), the Grantors shall comply with each of the requirements set forth in Section 8.13 in the case of each Real Property identified as Material Real Property as set forth on Schedule 6.9.

(c)          Within 90 days following the Issue Date (or such longer period following such date as the Majority Holders, in their sole discretion, may agree), a registration statement shall have been declared effective by the U.S. Securities and Exchange Commission (the “Commission”) with respect to the resale of the Ordinary Shares issuable upon conversion of the Notes, the Issuer shall have not suspended the use of such registration statement for any reason and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Issuer, shall be contemplated by the Commission.

(d)          Within thirty (30) days following the Issue Date (or such longer period following such date as the Majority Holders, in their sole discretion, may agree), the Issuer shall cause Pro Farm Inc. to (x) execute and deliver to the Initial Purchasers and the Collateral Agent, as applicable, in each case in form and substance reasonably satisfactory to the Majority Holders in all respects: (i) the Guaranty Agreement, the Pledge and Security Agreement, the Intellectual Property Security Agreements, the First Lien/First Lien Intercreditor Agreement and such other executed agreements, schedules, exhibits, certificates, documents, financial information and filings as the Majority Holders may reasonably request in connection with or relating to the Transactions, (ii) an officer’s certificate of Pro Farm Inc. in substantially the form delivered to the Initial Purchasers by the Note Parties pursuant to Section 5.2(d) on the Issue Date, including all attachments referenced therein, (iii) a certificate of good standing for Pro Farm Inc. as of a date not more than thirty (30) days before the date of Pro Farm Inc. becomes a Guarantor, (iv) opinions of Linklaters LLP, U.S. counsel to the Note Parties in substantially the form delivered to the Initial Purchasers and the Collateral Agent pursuant to Section 5.2(e) on the Issue Date and (v) a completed Perfection Certificate, or supplement to the Perfection Certificate, for Pro Farm Inc. and (y) to take all actions specified in the Collateral Documents consistent with the requirements set forth in Section 5.2(k).

(e)          Within thirty (30) days following the Issue Date (or such longer period following such date as the Majority Holders, in their sole discretion, may agree), the Issuer shall cause each Post-Closing Guarantor (other than Pro Farm Inc.) to execute and deliver to the Initial Purchasers and the Collateral Agent, as applicable, in each case in form and substance reasonably satisfactory to the Majority Holders in all respects: (i) the Guaranty Agreement and such other executed agreements, schedules, exhibits, certificates, documents, financial information and filings as the Majority Holders may reasonably request in connection with or relating to the Transactions, (ii) an officer’s certificate of each Post-Closing Guarantor in substantially the form delivered to the Initial Purchasers by the Note Parties pursuant to Section 5.2(d) on the Issue Date, including all attachments referenced therein, (iii) a certificate of good standing (or an equivalent certificate from each local jurisdiction) for each Post-Closing Guarantor as of a date not more than thirty (30) days before the date such Post-Closing Guarantor becomes a Guarantor, (iv) opinions of Linklaters LLP, U.S. counsel to the Note Parties and Eick Haber Shima Nascimento Advogados, Brazilian counsel to the Note Parties, in each case, in substantially the form delivered to the Initial Purchasers and the Collateral Agent pursuant to Section 5.2(e) on the Issue Date and (v) a completed Perfection Certificate, or supplement to the Perfection Certificate, for each Post-Closing Guarantor.

(f)          Within 30 days following the Issue Date (or such longer period following such date as the Majority Holders, in their sole discretion, may agree), each Initial Purchaser shall have received certificates of insurance and insurance endorsements naming the Collateral Agent as additional insured, lender loss payee or mortgagee, in each case, in form and substance reasonably satisfactory to the Majority Holders that satisfy the requirements of Section 8.5.

Article 9.
NEGATIVE COVENANTS

Until the payment in full in cash of all amounts outstanding under the Notes and all other Obligations hereunder and under the other Note Documents or such later date as set forth below, the Issuer hereby covenants and agrees with the Holders as follows:

9.1          Distributions. Other than Issuance of Ordinary Shares to the Convertible Note Purchasers in accordance with the terms of the Convertible Note Purchase Agreement, the Issuer will not, and will cause each of its Subsidiaries not to, make or declare or incur any liability to make any Distributions in respect of the Capital Stock of such Person, except that a Subsidiary of the Issuer may declare and pay dividends on its outstanding Capital Stock to the Issuer or to a Subsidiary of the Issuer that is a Note Party (including any pro rata dividend payments to minority shareholders); provided, that no Grantor shall be permitted to make or declare or incur any liability to make any Distributions to any entity that is not a Grantor.

9.2          Incurrence of Indebtedness. The Issuer will not, and will cause any of its Subsidiaries not to, incur any Indebtedness, except the following:

(a)          Indebtedness existing on the Issue Date (provided that any such Indebtedness that is not intercompany Indebtedness shall be set forth on Schedule 9.2), and (ii) any Permitted Refinancing thereof (other than intercompany Indebtedness refinanced with Indebtedness owed to a person not affiliated with the Issuer or any Subsidiary);

(b)          Indebtedness created hereunder and under the other Note Documents;

(c)          (i) Indebtedness under the Convertible Note Purchase Agreement in an aggregate principal amount not to exceed $55,000,000 less any amount of such Indebtedness converted into Ordinary Shares in accordance with the terms thereof from time to time; provided, that, on or prior to the date such Indebtedness is incurred, the Collateral Agent shall have received a fully executed copy of each of (A) the First Lien/First Lien Intercreditor Agreement, (B) the Pledge and Security Agreement and (C) a supplement to the Guaranty; and (ii) any Permitted Refinancing thereof;

(d)          (i) secured Indebtedness of the Issuer or any Subsidiary secured by assets of the Note Parties not constituting Collateral, so long as immediately after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof, the Consolidated Secured Net Leverage Ratio does not exceed 3.00 to 1.00, calculated on a pro forma basis for the then most recently ended Test Period (for the avoidance of doubt, excluding the netting of any cash constituting the proceeds thereof), provided, that, (x) the final maturity date of any such Indebtedness shall be no earlier than the Maturity Date, and (y) the Weighted Average Life to Maturity of any such Indebtedness shall be no shorter than the remaining Weighted Average Life to Maturity of the Notes, and (ii) any Permitted Refinancing thereof;

(e)          (i) secured Indebtedness of the Issuer or any Subsidiary secured by the Collateral so long as immediately after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof, (1) the Pro Farm Leverage Ratio does not exceed 4.00 to 1.00, calculated on a pro forma basis for the then most recently ended Test Period (for the avoidance of doubt, excluding the netting of any cash constituting the proceeds thereof) and (2) the Consolidated Secured Net Leverage Ratio does not exceed 3.00 to 1.00, calculated on a pro forma basis for the then most recently ended Test Period (for the avoidance of doubt, excluding the netting of any cash constituting the proceeds thereof); provided, that, (w) the final maturity date of any such Indebtedness shall be no earlier than the Maturity Date, (x) the Weighted Average Life to Maturity of any such Indebtedness shall be no shorter than the remaining Weighted Average Life to Maturity of the Notes, (y) in the case of such Indebtedness secured by Liens on the Collateral that are (or are intended to be) pari passu with the Liens on the Collateral securing the Obligations, such Liens shall be subject to the First Lien/First Lien Intercreditor Agreement and (z) in the case of such Indebtedness secured by Liens on the Collateral that are (or are intended to be) junior to the Liens on the Collateral securing the Obligations, such Liens shall be subject to the First Lien/Second Lien Intercreditor Agreement;

(f)          unsecured Indebtedness of the Issuer or any Note Party so long as immediately after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof, the Issuer shall be in pro forma compliance with the Financial Covenants, calculated on a pro forma basis for the then most recently ended Test Period (for the avoidance of doubt, excluding the netting of any cash constituting the proceeds thereof);

(g)          Indebtedness of Pro Farm and any of its Subsidiaries incurred after the Effective Date consisting of ordinary course working capital facilities in an aggregate principal amount not to exceed $10,000,000; provided that such Indebtedness is subject to an Intercreditor Agreement in form and substance satisfactory to the Collateral Agent and the Majority Holders; and

(h)          Indebtedness of Pro Farm and any of its Subsidiaries incurred after the Effective Date consisting of ordinary course working capital facilities in an aggregate principal amount not to exceed $10,000,000; provided, that at the time of incurrence of such Indebtedness, the Pro Farm Working Capital Conditions are satisfied when calculated for the most recently ended Test Period, provided, further that such Indebtedness is subject to an Intercreditor Agreement in form and substance satisfactory to the Collateral Agent and the Majority Holders.

Notwithstanding anything to the contrary in this Agreement, (i) on the Issue Date, the aggregate principal amount of Indebtedness secured by the Collateral or any other assets owned by Pro Farm or any of its Subsidiaries shall not exceed $90,000,000 and (ii) no Subsidiary of Pro Farm that is not a Guarantor shall be permitted to incur, or (subject to Section 9.5) guarantee, any Indebtedness pursuant to Sections 9.2(a), (d), (e), (f), (g) or (h).

9.3          Fundamental Changes; Asset Sales. The Issuer will not, and will cause each of its Subsidiaries not to, (i) merge, amalgamate or consolidate, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or effect any Delaware LLC Division, or (ii) convey, sell, lease or license, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, or (iii) acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, materials and equipment and capital expenditures in the ordinary course of business) all or substantially all assets of, or stock or shares or other evidence of beneficial ownership of, any Person or any division or line of business or other business unit of any Person, except for the following:

(a)          (i) the merger, amalgamation or consolidation of the Issuer or any Subsidiary that is a Non-Grantor with or into the Issuer in a transaction in which the Issuer is the survivor; (ii) the merger, amalgamation or consolidation of any Subsidiary with or into any Note Party in a transaction in which the surviving or resulting entity is or becomes a Note Party and no person other than the Issuer or a Note Party receives any consideration; provided, that, if any such Subsidiary or such Note Party is a Grantor, the surviving or resulting entity shall be a Grantor; (iii) the merger, amalgamation or consolidation of any Subsidiary that is not a Note Party with or into any other Subsidiary that is not a Note Party; and (iv) the liquidation or dissolution or change in form of entity of any Subsidiary if the Issuer determines in good faith that such liquidation, dissolution or change in form is in the best interests of the Issuer and is not materially disadvantageous to the Holders, so long as, to the extent such liquidated or dissolved Subsidiary was a Grantor, all assets of such Subsidiary upon dissolution thereof are transferred to any other Grantor;

(b)          Permitted Acquisitions;

(c)          sales or other Dispositions of assets that do not constitute Asset Sales;

(d)          Asset Sales; provided, that (1) the consideration received for such assets shall be in an amount at least equal to the fair market value thereof (determined in good faith by the Issuer), (2) no less than 75% of the consideration for such asset sale shall be paid in Cash and Cash Equivalent, provided that the provisions of this clause (2) shall not apply to any transaction which in the aggregate involve assets with a fair market value of less than $25,000,000, (3) no Default or Event of Default is continuing or would exist after giving effect thereto and (4) the Net Cash Proceeds thereof shall be applied as required by Section 3.5(a);

(e)          (i) disposals of damaged, obsolete, used, worn out or surplus assets or property no longer useful to the business of such Person or economically impracticable to maintain and (ii) dispositions of inventory (including on an intercompany basis) and vehicles in the ordinary course of business consistent with past practice; and

(f)          leases, subleases, non-exclusive licenses or sublicenses of property or intellectual property in the ordinary course of business.

For the avoidance of doubt, (i) the granting of Liens will not be considered a Disposition and will be governed by Section 9.4. and (ii) from and after the Issue Date, no Note Party shall be permitted to Dispose, sell or otherwise transfer any Property (including, without limitation, any Intellectual Property and any equity interests held in joint ventures) to any Subsidiary that is not a Note Party.

Notwithstanding anything to the contrary in this Agreement, (i) from and after the Issue Date, the Issuer will not, and will not cause or permit any of its Subsidiaries organized in the United States or the Cayman Islands to Dispose, sell or otherwise transfer any Intellectual Property owned by the Issuer or any such Subsidiaries to any Subsidiary that is not organized in the United States or the Cayman Islands and (ii) from and after the Issue Date, no Grantor shall be permitted to Dispose, sell or otherwise transfer any Collateral or any other Property that is required to become Collateral pursuant to the terms hereof and the other Note Documents (including, without limitation, any Intellectual Property) to any Non-Grantor.

9.4          Liens. Notwithstanding anything herein to the contrary, the Issuer will not, and will cause each of its Subsidiaries not to, create, incur or suffer to exist, any Lien in, of or on its or their Property (whether now owned or hereafter acquired, or upon any income, profits or proceeds therefrom), except the following (“Permitted Liens”):

(a)          Subject to Section 8.1(g) hereof, Liens for Taxes, assessments or governmental charges or levies on its Property if the same shall not at the time be delinquent, or are being contested in good faith and by appropriate proceedings or procedures and for which adequate reserves in accordance with IFRS shall have been set aside on its books, so long as the Issuer’s or Subsidiary’s title to, and its right to use, its Properties are not materially adversely affected thereby;

(b)          Subject to Section 8.1(g) hereof, Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than thirty (30) days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS shall have been set aside on its books, so long as the Issuer’s or Subsidiary’s title to, and its right to use, its Properties are not materially adversely affected thereby;

(c)          (i) Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character, as arise in the ordinary course of business and that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary course of business of the Issuer or any Subsidiary and (ii) minor defects in title, in each case, which do not materially interfere with the conduct of the Issuer’s and its Subsidiaries’ business or the utilization thereof in the business of the Issuer or its Subsidiaries;

(d)          Liens existing on the date hereof and described in Schedule 9.4, including the extensions or replacements thereof;

(e)          Liens securing obligations that do not exceed $2,500,000 at any one time outstanding;

(f)          Liens securing the Obligations;

(g)          Liens on HB4 Technology inventories granted in connection with any short-term, working capital facility or loan;

(h)          Liens upon or in any Property acquired or held by the Issuer or any of its Subsidiaries to secure the purchase price of such Property or Indebtedness incurred solely for the purpose of financing the acquisition of such Property;

(i)          [reserved];

(j)          Liens arising out of judgments, attachments or awards not resulting in an Event of Default under Section 11.1 or securing appeal or other surety bonds relating to such judgments;

(k)          leases, licenses or sublicenses of the properties of the Issuer or its Subsidiaries, in each case as otherwise permitted under Section 9.4 hereof and entered into in the ordinary course of the Issuer’s or its Subsidiaries’ business so long as such leases, licenses or sublicenses do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of the Issuer or its Subsidiaries, or (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto;

(l)          bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to Cash and Cash Equivalents on deposit in one or more accounts maintained by the Issuer or its Subsidiaries, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account;

(m)          Liens on the Collateral securing Indebtedness permitted by Section 9.2(c);

(n)          Liens on Property of the Issuer or its Subsidiaries not constituting Collateral securing Indebtedness permitted by Section 9.2(d);

(o)          Liens on the Collateral securing Indebtedness permitted by Section 9.2(e); and

(p)          Liens on the Working Capital Assets constituting Collateral securing Indebtedness permitted by Section 9.2(g) and Section 9.2(h), which Liens shall be senior in right of security to the Liens on the Collateral securing the Obligations, provided, that the Collateral Agent shall have entered into an Intercreditor Agreement in form and substance satisfactory to the Collateral Agent and the Majority Holders.

9.5          No Additional Guaranty. The Issuer will cause Pro Farm or each of its Subsidiaries not to guarantee any obligations of the Issuer, any Subsidiaries of the Issuer or any other Person other than (i) those guarantees listed on Schedule 9.5, (ii) the Guaranty Agreement and (iii) the guarantee of other Indebtedness, provided that no Subsidiary of Pro Farm that is not a Guarantor shall be permitted to guarantee any obligations under this clause (iii) unless such Subsidiary contemporaneously provides a guarantee of the Obligations and becomes a Guarantor by executing and delivering to the Collateral Agent and the Holders a supplement to the Guaranty Agreement and each other applicable guarantee and collateral agreement reasonably requested by the Collateral Agent (at the direction of the Majority Holders).

9.6          Affiliates. The Issuer will not, and will cause each of its Subsidiaries not to, enter into any transaction or arrangement (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate, except for (a) transactions permitted by this Agreement, and (b) transactions in the ordinary course of business and pursuant to the reasonable requirements of the Issuer’s or such Subsidiary’s operating business and upon fair and reasonable terms and that are no less favorable to the Issuer or such Subsidiary than would be obtained in a comparable arm’s-length transaction with a Person not an Affiliate. Notwithstanding anything to the contrary in this Agreement, at any time following the consummation of the Pro Farm Acquisition, Pro Farm and its Subsidiaries shall continue to allocate costs and expenses consistent with how Pro Farm and such Subsidiaries allocated costs and expenses prior to such date, provided, that, Pro Farm and its Subsidiaries shall be responsible for all costs and expenses shared with the Issuers and its Subsidiaries up to an amount equal to its pro rata share of shared costs and expenses based on the contribution by Pro Farm and its Subsidiaries to total revenue of the Issuer and its Subsidiaries on a consolidated basis as of the last day of any Test Period. For the avoidance of doubt, “Consolidated EBITDA”, “Pro Farm EBITDA”, the Financial Covenants and all financial ratios set forth herein shall be calculated in accordance with the foregoing requirements.

9.7          Limitation on Modifications to Organizational Documents and Certain Other Agreements.

(a)          The Issuer will not, and will cause each of its Subsidiaries not to, amend, alter, or repeal any provision of the Charter Documents of the Issuer or any other Note Party, or alter or change the rights, preferences or privileges of any membership interests therein, in a way that impairs the rights of the Holders under this Agreement or any other Note Document, or impairs such Person’s ability to perform under this Agreement, or under any other Note Document.

(b)          The Issuer will not, and will cause each of its Subsidiaries not to, amend or modify any provision of any Junior Financing in an aggregate principal amount exceeding $1,000,000, or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that are not materially adverse to the Holders when taken as a whole and that do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Holders when taken as a whole (as determined in good faith by the Issuer).

9.8          Restrictive Agreements. The Issuer will not, and will cause each of its Subsidiaries not to, become or be a party to any contract or agreement which (i) limits the Issuer or its Subsidiaries’ ability to pay dividends or distributions, or make loans or advances, to the Issuer or any Subsidiary, (ii) restricts the granting of Liens by the Grantors pursuant to the Collateral Documents or (iii) impairs any Note Party’s ability to perform under this Agreement, or under any other Note Document.

9.9          Investments. The Issuer will not, and will cause each of its Subsidiaries not to, make any Investments, except the following:

(a)          Investments listed on Schedule 9.9 outstanding on the Issue Date;

(b)          Investments in Cash and Cash Equivalents;

(c)          equity Investments owned as of the Issue Date in any Subsidiary and Investments made after the Issue Date in any Note Party;

(d)          Investments by the Issuer in any Guarantor and by any Guarantor in the Issuer or any other Guarantor;

(e)          Permitted Acquisitions;

(f)          non-cash Investments (excluding, for the avoidance of doubt, Investments of any assets constituting Collateral) in bona fide joint ventures so long as the equity interests in such joint ventures are at all times owned by the Issuer or any Guarantor; and

(g)          cash Investments in new bona fide joint ventures in an aggregate amount at any time outstanding not to exceed $10,000,000 so long as the equity interests in such bona fide joint ventures are owned by the Issuer or any Guarantor; and

(h)          other Investments in an aggregate principal amount at any time outstanding not to exceed $5,000,000.

For the avoidance of doubt, from and after the Issue Date, no Note Party shall be permitted to make any Investments in any Subsidiary that is not a Note Party, including without limitation, Investments of any Intellectual Property in any Subsidiary that is not a Note Party (including, without limitation, by licensing such Intellectual Property to such persons).

Notwithstanding anything to the contrary in this Agreement, (i) from and after the Issue Date, the Issuer will not, and will not cause or permit any of its Subsidiaries organized in the United States or the Cayman Islands to, Invest any Intellectual Property owned by the Issuer or any such Subsidiaries in any Subsidiary that is not organized in the United States or the Cayman Islands and (ii) no Grantor shall be permitted to Invest any Collateral or any other Property that is required to become Collateral (including, without limitation, any Intellectual Property) pursuant to the terms hereof and the other Note Documents in any Non-Grantor or in any other Person not constituting a Grantor.

9.10        ERISA Events. The Issuer will not, and will cause each of its Subsidiaries not to, permit an ERISA Event to occur that individually or in the aggregate with any other ERISA Event could reasonably be expected to result in a Material Adverse Effect.

9.11        Fiscal Year. The Issuer will not modify or change its Fiscal Year or its method of accounting (other than as may be required to conform to IFRS), in either case, without the prior approval of the Majority Holders.

Article 10.
GUARANTY; COLLATERAL

10.1        Guaranty. In order to induce the Holders to enter into this Agreement and to purchase the Notes hereunder, and in recognition of the direct benefits to be received by the Guarantors from the sale of Notes hereunder, the Issuer shall cause each of the Guarantors set forth on Schedule 1.1(a) to, at the Closing, execute and deliver to the Initial Purchasers the Guaranty Agreement and such other documents, instruments and certificates reasonably requested by the Holders in connection with the Guaranty.

10.2        Collateral.

(a)          As security for the due and punctual payment of all Obligations, on the Issue Date the Issuer shall cause each Grantor to execute and deliver or cause to be executed and delivered to the Collateral Agent, for and on behalf of the Holders, in form and substance satisfactory to the Majority Holders and their counsel, each of the Collateral Documents.

(b)          The Issuer shall take or cause to be taken such actions and execute and deliver or cause to be executed and delivered to the Collateral Agent, for and behalf of the Holders, such agreements, documents, and instruments as the Majority Holders may request, and register, file, or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing, or recording is in the opinion of the Majority Holders or their counsel, legally necessary to constitute, perfect and maintain the Collateral in all jurisdictions reasonably required by the Majority Holders, in each case within a reasonable time after the request therefor, and in each case in form and substance satisfactory to the Majority Holders and their counsel. For greater certainty, to the extent that the Issuer consummates an amalgamation, consolidation, merger, winding-up or dissolution of a Note Party, the Issuer shall cause the Note Party taking such action to execute and deliver such agreements and other documents which the Majority Holders may reasonably require to ensure the continued validity, enforceability and effectiveness of the Collateral. No Note Party shall be required to take any perfection actions in connection with any Collateral Documents under the laws of any jurisdiction other than the United States.

10.3       Collateral Agent.

(a)          Each Holder hereby irrevocably designates and appoints the Collateral Agent as the collateral agent under this Agreement and the other Note Documents, and each such Holder irrevocably authorizes the Collateral Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Note Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Note Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein or in the other Note Documents, or any fiduciary relationship with any Holder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or the other Note Documents or otherwise exist against the Collateral Agent.

(b)          In furtherance of the foregoing, each Holder hereby appoints and authorizes the Collateral Agent to act as the agent of such Holder for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by the Grantors to secure any of the obligations owing under this Agreement or the other Note Documents, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Collateral Agent shall be entitled to the benefits of this Section 10.3.

(c)          The Collateral Agent may execute any of its duties under this Agreement and the other Note Documents (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof)) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Collateral Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care. The Collateral Agent may also from time to time, when it deems it to be necessary or desirable, appoint one or more trustees, co-trustees, collateral co-agents, collateral subagents or attorneys-in-fact (each, a "Subagent") with respect to all or any part of the Collateral and each Subagent shall be entitled to the benefits of all provisions of this Section 10.3 as though such Subagent was the Collateral Agent; provided, that no such Subagent shall be authorized to take any action with respect to any Collateral unless and except to the extent expressly authorized in writing by the Collateral Agent. Should any instrument in writing from the Issuer or any Subsidiary be required by any Subagent so appointed by the Collateral Agent to more fully or certainly vest in and confirm to such Subagent such rights, powers, privileges and duties, the Issuer shall, or shall cause such Subsidiary to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Collateral Agent. If any Subagent, or successor thereto, shall become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Subagent, to the extent permitted by law, shall automatically vest in and be exercised by the Collateral Agent until the appointment of a new Subagent.

(d)          The Collateral Agent shall not be responsible for the negligence or misconduct of any agent, attorney-in-fact or Subagent that it selects with reasonable care. The Collateral Agent shall not, and neither shall any of its Affiliates or any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates be (i) liable for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement or any other Note Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such person's own gross negligence, willful misconduct or bad faith) or (ii) responsible in any manner to any holder of the Notes for any recitals, statements, representations or warranties made by the Issuer or any Subsidiary or any officer thereof contained in this Agreement or any other Note Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Agreement or any other Note Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Note Document or for any failure of the Issuer or any Subsidiary a party thereto to perform its obligations hereunder or thereunder. The Collateral Agent shall not be under any obligation to any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Note Document, or to inspect the properties, books or records of the Issuer or any Subsidiary. The Collateral Agent shall not have any duties or obligations except those expressly set forth herein and in the other Note Documents. Without limiting the generality of the foregoing, (i) the Collateral Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, and (ii) the Collateral Agent shall not, except as expressly set forth herein and in the other Note Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Issuer or any of its Affiliates that is communicated to or obtained by the Collateral Agent or any of its Affiliates in any capacity. Without limiting the generality of clause (i) of the previous sentence, the use of the term "agent" herein and in the other Note Documents with reference to Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law and instead, such term is used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties. The Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Note Documents that the Collateral Agent is required to exercise as directed in writing by the Majority Holders; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Note Document or Applicable Law. The Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Note Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Note Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Note Documents, (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article 5 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Collateral Agent, (vii) the financial condition or business affairs of the Issuer, any Guarantor or any other Person liable for the payment of any Obligations, or (viii) the use of the proceeds of the Notes. The Collateral Agent shall not be responsible for or have any duty to (i) inspect the properties, books or records of the Issuer or any Guarantor or any of their respective Affiliates, (ii) file any financing statements or any continuation and/or amendment of any financing statements, in each case to perfect or continue the perfection of the Liens in the Collateral; or (iii) make any disclosures with respect to the foregoing or otherwise relating to the Issuer or any Guarantor unless expressly required herein.

(e)          The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) or conversation believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person. The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. The Collateral Agent may consult with legal counsel (including counsel to the Issuer), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. The Collateral Agent may request (i) instructions from the Majority Holders prior to taking any action or entering into any amendment, modification or supplement, making any determination, making any calculation, sending any notice, revoking any notice, making a selection, request, election or appointment (including failing to make a selection, request, election or appointment), exercising any voting rights or powers (including failing to exercise any voting rights or powers), exercising any rights or remedies (and all actions incidental or related thereto), releasing, subordinating and/or terminating any Lien, exercising any powers as the attorney-in-fact for the Issuer or any Guarantor, providing any consent, approval, instruction or direction (including failing to provide any consent, approval, instruction or direction) or making (or failing to make) any filing or recording in connection with this Agreement or any of the other Note Documents, and may refrain (and shall incur no liability from so refraining) from taking or omitting to take any act or making any such determination, calculation, selection request, exercising such voting rights or powers or providing such notice, approval or consent or entering into any amendments, modification or supplements until it receives such instruction (or calculation, as applicable) from the Majority Holders and (ii) such indemnity from the Holders, in each case, as it deems appropriate (and until such instructions and indemnity, as applicable, are received, the Collateral Agent shall act, or refrain from acting, as it deems advisable in its sole discretion) and the Collateral Agent shall not incur liability to any Holders, the Issuer or any Guarantor by reason of so refraining. The Collateral Agent shall be fully justified in acting or in failing or refusing to take any action under this Agreement or any other Note Document unless it shall first (a) receive such written instruction of the Majority Holders as it deems appropriate and (b) if so determined by the Collateral Agent in its sole discretion, be indemnified to its satisfaction by the Holders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Note Documents in accordance with a written instruction of the Majority Holders (or, if so specified by this Agreement, all affected Holders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(f)          The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Collateral Agent has received written notice from a Holder or the Issuer referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default." In the event that the Collateral Agent receives such a notice, the Collateral Agent shall give notice thereof to the Holders. The Collateral Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Majority Holders in writing; provided, that unless and until the Collateral Agent shall have received such directions, the Collateral Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Holders.

(g)          Each Holder expressly acknowledges that neither the Collateral Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Collateral Agent hereafter taken, including any review of the affairs of the Issuer or any Affiliate of the Issuer, shall be deemed to constitute any representation or warranty by the Collateral Agent to any Holder. Each Holder of a Note represents to the Collateral Agent that it has, independently and without reliance upon the Collateral Agent or any other Holder, and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into the business, operations, property, financial and other condition and creditworthiness of, the Issuer and its affiliates and made its own decision to purchase the Notes hereunder and enter into this Agreement. Each holder of a Note also represents that it will, independently and without reliance upon the Collateral Agent or any Holder, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Note Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Issuer and its Affiliates. Except for notices, reports and other documents expressly required to be furnished to the Holders by the Collateral Agent hereunder, the Collateral Agent shall not have any duty or responsibility to provide any Holder with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Issuer or any Affiliate thereof that may come into the possession of the Collateral Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

(h)          The Issuer agrees to pay or reimburse the Collateral Agent for all reasonable and documented out-of-pocket costs and expenses of the Collateral Agent (promptly following a written demand therefor, together with backup documentation supporting such reimbursement request) incurred in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Note Documents and any amendment, waiver, consent, forbearance, modification or enforcement (whether through negotiations, legal proceedings or otherwise) of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including all reasonable and documented attorneys' fees, costs and expenses and, if necessary, a single local counsel in each relevant jurisdiction, and upon presentation of a summary statement, together with any supporting documentation reasonably requested by the Issuer, to pay or reimburse the Collateral Agent, promptly following a written demand therefor for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Note Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any applicable bankruptcy, insolvency, reorganization, or similar law, and including all reasonable and documented fees, costs and expenses of one counsel to the Collateral Agent and one local counsel in each relevant jurisdiction). The agreements in this Section 10.3 shall survive the repayment of all Obligations.

(i)          The Holders agree to indemnify the Collateral Agent, in its capacity as such (to the extent not reimbursed by the Issuer or any Subsidiary and without limiting the obligation of the Issuer or any Subsidiary to do so), in the amount of its pro rata share of Notes (determined at the time such indemnity is sought), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses (including attorneys' fees) or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Notes) be imposed on, incurred by or asserted against the Collateral Agent in any way relating to or arising out of the preparation, negotiation, execution, delivery, performance and administration of this Agreement, any of the other Note Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Collateral Agent under or in connection with any of the foregoing; provided, that no Holder shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Collateral Agent's gross negligence, willful misconduct or bad faith. The failure of any Holder to reimburse the Collateral Agent promptly upon demand for its ratable share of any amount required to be paid by the Holders as provided herein shall not relieve any other Holder of its obligation hereunder to reimburse the Collateral Agent for its ratable share of such amount, but no Holder shall be responsible for the failure of any other Holder to reimburse the Collateral Agent for such other Holder' ratable share of such amount. The agreements in this Section 10.3 shall survive the payment of the Notes and all other amounts payable hereunder. To the extent permitted by Applicable Law, no Holder shall assert, and each Holder hereby waives, any claim against the Collateral Agent and its Affiliates, officers, partners, members, directors, trustees, shareholders, advisors, employees, representatives, attorneys, controlling persons, agents and sub-agents on any theory of liability, for special, indirect, incidental, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of or in any way related to this Agreement or any Note Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Note or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each Holder hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(j)          The Collateral Agent and its Affiliates may make loans to, accept deposits from, and generally engage in any kind of business with the Issuer and its Subsidiaries as though the Collateral Agent were not the Collateral Agent.

(k)          The Collateral Agent may resign as Collateral Agent upon thirty (30) days' prior written notice to the Holders and the Issuer. If the Collateral Agent shall resign as Collateral Agent under this Agreement and the other Note Documents, then the Majority Holders shall have the right, subject to the consent of the Issuer (not to be unreasonably withheld, conditioned or delayed), to appoint a successor to serve as Collateral Agent, whereupon such successor agent shall succeed to the rights, powers and duties of the Collateral Agent, and the term "Collateral Agent" shall mean such successor agent effective upon such appointment and approval, and the former Collateral Agent's rights, powers and duties as Collateral Agent shall be terminated, without any other or further act or deed on the part of such former Collateral Agent or any of the parties to this Agreement or any of the Holders. If no successor agent has accepted appointment as Collateral Agent by the date that is thirty (30) days following a retiring Collateral Agent's notice of resignation from such role(s), the retiring Collateral Agent's resignation from such role shall nevertheless thereupon become effective (except, in the case of the Collateral Agent holding collateral security on behalf of the Holders, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed), and the Holders shall assume and perform all of the duties of the Collateral Agent hereunder and under the other Note Documents until such time, if any, as the Majority Holders appoint a successor agent to serve in the role as to which the Collateral Agent has resigned as provided for above. After any retiring Collateral Agent's resignation as Collateral Agent the provisions of this Section 10.3 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under this Agreement and the other Note Documents.

(l)          The Collateral Agent is hereby authorized on behalf of all of the Holders, without the necessity of any notice to or further consent from any Holder, from time to time prior to an Event of Default, (but shall have no obligation to do so prior to receiving written direction from the Majority Holders) to take any action with respect to any Collateral or Note Documents which may be necessary to perfect and maintain perfected the security interest in and Liens upon the Collateral granted pursuant to the Note Documents. Upon request by the Collateral Agent at any time, the Holders will confirm in writing the Collateral Agent's authority to release particular types or items of Collateral pursuant to this Section 10.3. The Holders authorize the Collateral Agent to release any Collateral in accordance with the Pledge and Security Agreement and the other Note Documents. In each case as specified in and subject to the provisions of this Section 10.3, the Collateral Agent will (and each Holder irrevocably authorizes the Collateral Agent to), at the Issuer’s expense, execute and deliver to the Issuer or any Guarantor, as applicable, such documents as such Person may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Note Documents, or to evidence the release of such Guarantor from its obligations under the Pledge and Security Agreement, in each case in accordance with the terms of the Pledge and Security Agreement, the other Note Documents and this Section 10.3.

(m)          Anything contained in any of the Note Documents to the contrary notwithstanding, the Issuer, the Collateral Agent and each Holder hereby agree that (i) no Holder shall have any right individually to realize upon any of the Collateral, it being understood and agreed that all powers, rights and remedies hereunder in respect of the Collateral may be exercised solely by the Collateral Agent, on behalf of the Holders in accordance with the terms hereof and all powers, rights and remedies under the Note Documents (including the Pledge and Security Agreement) in respect of the Collateral may be exercised solely by the Collateral Agent, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Holder may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Holder (but not any Holder in its individual capacity unless the Majority Holders shall otherwise agree in writing), shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition.

(n)          The Collateral Agent shall have no obligation whatsoever to the Holders or to any other Person to assure that the Collateral exists or is owned by the Grantors or is cared for, protected or insured or that the Liens granted to the Collateral Agent pursuant to any Collateral Document have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 10.3, or in any of the Note Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent shall have no duty unless and until expressly directed by Majority Holders. The Collateral Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent's Lien thereon, or any certificate prepared by the Issuer or any Guarantor in connection therewith, nor shall the Collateral Agent be responsible or liable to the Holders for any failure to monitor or maintain any portion of the Collateral, the Liens therein or financing statements filed in connection therewith.

(o)          Each Holder hereby authorizes and instructs the Collateral Agent to execute and deliver and perform its obligations under the Pledge and Security Agreement, the First Lien/First Lien Intercreditor Agreement, the First Lien/Second Lien Intercreditor Agreement (if any) and each other Note Document to which the Collateral Agent is a party (and any amendments, restatements, supplements or modifications thereof approved in accordance with the terms thereof) on behalf of such Holder, and such Holder agrees to bound by the terms thereof.

Article 11.
EVENTS OF DEFAULT

11.1        Events of Default. An “Event of Default” shall occur hereunder upon the occurrence of any of the following:

(a)          Failure of the Issuer to pay the principal of any Note as and when due (whether at maturity, upon acceleration or otherwise), or failure of the Issuer to pay within thirty (30) Business Days after the same shall become due (i) any interest upon any Note or (ii) any fees, charges or any other Obligations to the Holders under any of the Note Documents.

(b)          Any representation or warranty made or deemed made by or on behalf of the Issuer or any of its Subsidiaries to the Holders under or in connection with this Agreement, the Notes or any other Note Document or any certificate or information delivered in connection with any of the foregoing shall prove to have been false, incorrect or misleading in any material respect when so made or deemed made.

(c)          Failure of the Issuer or any of its Subsidiaries to perform or observe any term, covenant or provision contained in Section 8.1(h), 8.3 (solely with respect to the Issuer), 8.16 or Article 9, or Section 8.14 and any such failure shall remain unremedied for five (5) Business Days; or

(d)          Failure of the Issuer or any of its Subsidiaries to perform or observe any term, covenant or provision contained in this Agreement (other than those specified elsewhere in this Section 11.1) or any other Note Document and any such failure shall remain unremedied for thirty (30) days after occurrence (or in the case of any breach of Article 4 or Sections 8.1(a), (b) or (c), shall remain unremedied for five (5) Business Days);

(e)          Failure by the Issuer to issue a Change of Control Notice in accordance with Section 4.2 when due and such failure continues for three (3) Business Day.

(f)          (i) Failure of the Issuer or any of its Subsidiaries to pay when due or within any applicable grace period therefor any payments under any Indebtedness or Material Contract, in excess of $2,000,000 (other than the Obligations); (ii) the default by the Issuer or any of its Subsidiaries in the performance (beyond the applicable grace period with respect thereto, if any) of any other term, provision or condition contained in any agreement, contract or instrument under which any such Indebtedness or Material Contract was created or is governed, the effect of which default is (y) to cause, or to permit the holder or holders of such other Indebtedness to cause, such Indebtedness or any other Material Contract, to become due prior to its stated maturity (z) to cause or result in a Material Adverse Effect; or (iii) any Indebtedness of the Issuer or any of its Subsidiaries in excess of $2,000,000 shall be declared to be due and payable or required to be prepaid or repurchased (other than by a regularly scheduled payment) prior to the stated maturity thereof.

(g)          The Issuer or any Note Party (i) files or consents to the entry of an order for relief with respect to it under any federal, state or foreign (including the Cayman Islands) bankruptcy, insolvency, winding-up, receivership, liquidation or similar law as now or hereafter in effect, (ii) makes an assignment for the benefit of creditors, (iii) applies for, seeks, consent to, or acquiesces in, the appointment of a receiver, custodian, trustee, examiner, administrator, liquidator, provisional liquidator or similar official for it or any substantial part of its Property, (iv) institutes any proceeding or procedure seeking an order for relief under any federal, state or foreign bankruptcy, insolvency, winding-up, receivership, administration, liquidation or similar law as now or hereafter in effect seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any such law relating to bankruptcy, insolvency winding-up, or reorganization or relief of debtors, fail to file an answer or other pleading denying the material allegations of any such proceeding or procedure filed against it or file an answer admitting the material allegations of a petition filed against itself in any such proceeding or procedure, (v) dissolves, wind ups or liquidates, (vi) takes any corporate, organizational or similar action to authorize or effect any of the foregoing actions set forth in this Section 11.1(g), (vii) fails to contest in good faith any appointment, proceeding or procedure described in Section 11.1(h) (viii) fails to be Solvent, or (ix) admits in writing its inability to pay its debts generally as they become due.

(h)          Without the application, approval or consent of the Issuer or any Note Party, as applicable, a receiver, trustee, examiner, liquidator, provisional liquidator, administrator, or similar official shall be appointed for such Note Party or any substantial part of its Property, or a proceeding or procedure described in Section 11.1(g) shall be instituted against such Note Party and such appointment continues undischarged or such proceeding or procedure continues undismissed or unstayed for a period of sixty (60) consecutive days.

(i)          Any court, government, or Governmental Authority condemns, seizes or otherwise appropriates, or takes custody or control of, all or any material portion of the Property of the Issuer or any Note Party for an amount in excess of $10,000,000.

(j)          The Issuer or any Note Party fails within thirty (30) days to pay, bond or otherwise discharge one or more (i) final judgments or orders for the payment of money aggregating in excess of $1,000,000 (or the equivalent thereof in currencies other than Dollars) in the aggregate, or (ii) nonmonetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

(k)          Any Collateral Document fails for any reason, to create a valid and perfected first priority (subject to any Permitted Liens) security interest in any collateral purported to be covered thereby, except as permitted by the terms of any Collateral Document, or any Collateral Document shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of any Collateral Document, provided however, the relevant Collateral is not replaced by the Issuer or any of its Subsidiaries, at the Collateral Agent’s satisfaction (at the direction of the Majority Holders), within thirty (30) days upon notice by the Collateral Agent to the Issuer of the relevant invalidity or unenforceability of the Collateral Document.

(l)          Any Note Document, at any time after the Issue Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Issuer or any other Note Party contests in any manner the validity or enforceability of any Note Document or any provision thereof; or the Issuer or any other Note Party denies that it has any or further liability or obligation under any Note Document, or purports to revoke, terminate or rescind any Note Document.

(m)          Any Note Party is enjoined, restrained, or prevented by a final court order from continuing to conduct all or any material part of its business.

(n)          Except as otherwise expressly permitted hereunder, any Note Party that (i) takes any action, or makes a determination, whether or not yet formally approved by any Note Party’s management or board of directors (or equivalent governing body), to (A) suspend the operation of all or a material portion of its business in the ordinary course, (B) suspend the payment of any material obligations in the ordinary course or suspend the performance of any material obligations in the ordinary course or suspend the performance under the Material Contracts in the ordinary course of business, or (C) employ an agent or other third party to conduct a wind-down of any material portion of its business or (ii) is enjoined, restrained or in any way prevented by the order of any Governmental Authority from conducting any part of their business unless such order would not have a Material Adverse Effect.

(o)          The Issuer ceases any operations or Issuer admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Issuer’s ability to continue as a “going concern” shall not be an admission that the Issuer cannot pay its debts as they become due.

(p)          The Issuer’s auditor issues (i) an adverse opinion report, other than an unqualified opinion report, concluding that the Issuer’s Financial Statements do not clearly show its assets and liabilities, the financial results of the transactions performed and the changes in its financial situation, pursuant to IFRS and the current legislation applicable; or (ii) a report with a “disclaimer of opinion” regarding the Issuer’s Financial Statements.

(q)          The Issuer fails to maintain the listing of the Ordinary Shares on at least one of any of The New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors).

(r)          The Issuer’s chief executive officer shall be terminated and such termination shall result in a Material Adverse Effect.

(s)          The Issuer or any Subsidiary (i) is the subject of any proceeding pertaining to any Anticorruption Laws, Antiterrorism Laws or Sanctions Laws or Regulations or (ii) violates any Anticorruption Laws, Antiterrorism Laws or Sanctions Laws or Regulations, which, in each case, individually or in the aggregate, could be reasonably be expected to have a Material Adverse Effect.

(t)          There shall occur one or more ERISA Events which individually or in the aggregate results in or could reasonably be expected to result in a Material Adverse Effect.

11.2         Acceleration.

(a)          If an Event of Default (in respect of the Issuer) occurs and is continuing under Sections 11.(g) or (h), then the outstanding principal of and interest on the Notes, plus all accrued but unpaid interest on the principal amount of the Notes, plus the Prepayment Premium (if any),) and any other unpaid fees, shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived. If any other Event of Default occurs and is continuing, the Majority Holders, by written notice to the Issuer, may declare the principal of and interest on the Notes, plus all accrued but unpaid interest on the principal amount of the Notes, plus the Prepayment Premium (if any), and any other unpaid fees, to all be due and immediately payable. Upon any such declaration of acceleration, all such principal, interest, premiums and fees, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived, and the Holders and the Collateral Agent shall be entitled to exercise all of their rights and remedies hereunder and under such Note or any other Note Document whether at law or in equity. Notwithstanding anything herein to the contrary, if the Notes are accelerated pursuant to this Section 11.2(a) as a result of the failure by the Issuer to comply with any Financial Covenant set forth in Section 8.14(a) or Section 8.14(b) and such failure was by less than 0.10x of the Consolidated Total Net Leverage Ratio or the Interest Coverage Ratio, as applicable, then the Prepayment Premium, shall become immediately due and payable, in addition to all other principal, interest, premiums, fees and Obligations.

(b)          Without limiting the generality of the foregoing, in the event the Notes are accelerated or otherwise become due on or prior to the Maturity Date in respect of any Event of Default (including, but not limited to, upon the occurrence of an Event of Default arising under Sections 11.1(g) or (h) (including the acceleration of claims by operation of law)), the Prepayment Premium with respect to an optional prepayment pursuant to Section 3.4 will also be due and payable as though the Notes were optionally prepaid and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Holder’s lost profits as a result thereof. Any premium or fee (including the Prepayment Premium) payable above shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Issuer agrees that it is reasonable under the circumstances currently existing. The premium (including the Prepayment Premium) shall also be payable in the event the Notes (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE ISSUER EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM AND FEE (INCLUDING THE PREPAYMENT PREMIUM) IN CONNECTION WITH ANY SUCH ACCELERATION. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium and fees (including the Prepayment Premium) are reasonable and are the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the premium and fees (including Prepayment Premium) shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Issuer giving specific consideration in this transaction for such agreement to pay the premium and the fee (including the Prepayment Premium); and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the premium and fees (including the Prepayment Premium) to holders of the Notes as herein described is a material inducement to the Holders to purchase the Notes.

11.3          Set-Off. Upon the occurrence and during the continuation of an Event of Default, in addition to all other rights and remedies that may then be available to the Holders, the Holders are hereby authorized at any time and from time to time, without notice to the Issuer (any such notice being expressly waived by the Issuer) to set off and apply any and all Indebtedness at any time owing by such Holder to or for the credit or the account of the Issuer or any of its Subsidiaries against all amounts which may be owed to such Holder by the Issuer or any of its Subsidiaries in connection with this Agreement or any other Note Document. Any Holder of the Notes taking action under this Section 11.3 shall promptly provide notice to the Issuer of any such action taken; provided that the failure of such Holder to provide such notice shall not prejudice its rights hereunder.

11.4          Suits for Enforcement. In case any one or more Events of Default described in Section 11.1 shall have occurred and be continuing, unless such Events of Default shall have been waived, the Holder of each Note with respect to which any such Event of Default has occurred may proceed to protect and enforce its rights under this Article 11 by suit in equity or action at law. It is agreed that in the event of any such action, or any action between such Holder of the Notes and the Issuer (including its officers and agents) in connection with a breach or enforcement of this Agreement, such Holder of the Notes shall be entitled to receive all reasonable and documented out-of-pocket fees, costs and expenses incurred, including without limitation such fees and expenses of outside counsel (whether or not litigation is commenced) and fees, costs and expenses of appeals.

Article 12.
MISCELLANEOUS

12.1          Survival of Representations and Warranties. All of the representations and warranties made herein shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Holders, acceptance of the Notes and payment therefor, or termination of this Agreement. Except as otherwise expressly provided by its terms, this Agreement and each other Note Document shall terminate and be of no further force and effect on the earlier of (a) the date on which the Obligations (other than contingent indemnification obligations for which no claim has been made) have been paid in full in cash, and (b) such time as the parties hereto mutually agree to the termination thereof.

12.2          [Reserved]

12.3          Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, or email (with receipt confirmed), courier service or personal delivery:

(a)          if to the Holders, such address listed opposite each Holder’s name on Schedule 2.1 hereto.

(b)          if to the Collateral Agent:

Wilmington Savings Fund Society, FSB

500 Delaware Avenue

Wilmington, DE 19801

Attention: Global Capital Markets

E-mail: Glewis@wsfsbank.com

with a copy to:

Porter Hedges LLP

1000 Main Street

36th Floor

Houston, TX 77002

Attention: Brian G. Rose

E-mail: brose@porterhedges.com

(c)          if to the Issuer or any Subsidiary:

Bioceres Crop Solutions Corp.
c/o RASA Holding LLC

1209 Orange St.

Wilmington, DE 19801

Attention: Federico Trucco / Enrique Lopez Lecube / José A. Roque

E-mail: federico.trucco@bioceres.com.ar/ enrique.lopezlecube@bioceres.com.ar / jose.roque@biocerescrops.com with a copy to.

Ocampo 210bis, Predio CCT,

Rosario, 2000,

Santa Fe, Argentina

Attention: Federico Trucco / Enrique Lopez Lecube / José A. Roque

E-mail: federico.trucco@bioceres.com.ar/ enrique.lopezlecube@bioceres.com.ar/ jose.roque@biocerescrops.com with a copy (which shall not constitute notice to Bioceres) to:

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Matthew Poulter

E-mail: matthew.poulter@linklaters.com

All such notices and communications shall be deemed to have been duly given: if personally delivered, when delivered by hand; if mailed, five (5) Business Days after being deposited in the mail, postage prepaid; if delivered by courier, one (1) Business Day after being deposited with a reputable overnight courier, with charges prepaid; or if emailed, when receipt is acknowledged.

12.4          Successors and Assigns.

(a)          This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to applicable securities laws, (1) at any time prior to the Issue Date, with the prior written consent of the Issuer (not to be unreasonably withheld, conditioned or delayed), assign its Commitments in whole or in part to one or more assignees and (2) at any time on or after the issuance of the Notes on the Issue Date, any Holder may upon notice to, but without the consent of, the Issuer, transfer the Notes held by it in whole or in part or assign its rights under the Note Documents, in each case, to one or more assignees. In addition, any Holder may at any time, without the consent of, or notice to, the Issuer sell participations to any Person in all or a portion of such Holder’s rights and/or obligations under this Agreement and the other Note Documents; provided that such Holder’s obligations under this Agreement and the other Note Documents shall remain unchanged, and the Issuer shall continue to deal solely and directly with such Holder in connection with the provisions of this Agreement and the other Note Documents. Notwithstanding anything herein to the contrary, any Holder may, at any time, create a security interest in, pledge or assign, all or any portion of its rights under and interest in the Note Documents and the Notes in favor of any secured creditor of such Holder, and such secured creditor may enforce such pledge or security interest in any manner permitted under Applicable Law. Neither the Issuer nor any Subsidiary may assign any of its rights, or delegate any of its obligations, under this Agreement, the Notes or any other Note Document without the prior written consent of the Majority Holders, and any such purported assignment by the Issuer or any such Subsidiary without the written consent of the Majority Holders shall be void and of no effect. No Person other than the parties hereto and its successors and permitted assigns is intended to be a beneficiary of any of the Note Documents.

(b)          The Issuer shall maintain at one of its offices a copy of each assignment agreement delivered to it and a register for the recordation of the names and addresses of the Holders, and the Commitments of, and principal amounts (and stated interest) of the Notes owing to, the Holders pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Issuer and the Holders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Holder hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Issuer and the Holders, at any reasonable time and from time to time upon reasonable prior notice.

(c)          Each Holder that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Issuer, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Notes or other obligations under the Note Documents (the “Participant Register”); provided that no Holder shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a participant’s interest in any commitments, loans, letters of credit or its other obligations under any Note Document) to any Person. The entries in the Participant Register shall be conclusive absent manifest error, and such Holder shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

12.5          Amendment and Waiver.

(a)          Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge, or terminate requires approval by all affected Holders:

(i)          Any reduction in the rate or amount of any principal, interest or fees or any other amount payable by the Issuer or any alteration in the currency or mode of calculation or computation thereof;

(ii)          Any extension of the time for any payments required to be made by the Issuer;

(iii)          Any change in the Maturity Date hereof;

(iv)          [Reserved];

(v)          Any release or discharge of all or substantially all of the Collateral or the value of the Guarantees;

(vi)          Any change to the provisions of Section 3.2, Section 3.6 or Section 3.8;

(vii)          Any change to this Section 12.5 or the definition of “Majority Holders”;

(viii)          Any subordination of (a) the Lien of the Collateral Agent on all or substantially all of the Collateral in respect of any of the Obligations to any other Lien in respect of any Indebtedness or (b) all or substantially all of the value of the Guarantees to the prior payment of any other Indebtedness, except in each case as expressly provided in the Note Documents as in effect on the Issue Date, provided, that the foregoing shall not apply to the subordination of Liens on all or substantially all of the value of the Guarantees in respect of (1) any transaction in which participation in such other Indebtedness for borrowed money is offered to all Holders on a pro rata basis or (2) any “debtor in possession” financing.

Any other amendment, waiver, discharge or termination requires solely the approval of the Majority Holders, which approval, if obtained, shall be binding upon all Holders.

(b)          No failure or delay on the part of any of the parties hereto in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The remedies provided for in this Agreement are cumulative and are not exclusive of any remedies that may be available to the parties hereto at law, in equity or otherwise.

(c)          Except where notice is specifically required by this Agreement, no notice to or demand on the Issuer or any of its Subsidiaries in any case shall entitle the Issuer or any of its Subsidiaries to any other or further notice or demand in similar or other circumstances.

12.6          Signatures; Counterparts. Facsimile and electronic transmissions of any executed original document and/or retransmission of any executed facsimile or electronic transmission shall be deemed to be the same as the delivery of an executed original. At the request of any party hereto, the other parties hereto shall confirm facsimile transmissions by executing duplicate original documents and delivering the same to the requesting party or parties. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

12.7          Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

12.8          GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED IN ACCORDANCE WITH, AND ENFORCED UNDER, THE LAWS OF THE STATE OF NEW YORK.

12.9          JURISDICTION, JURY TRIAL WAIVER, ETC.

(a)          THE ISSUER HEREBY IRREVOCABLY AGREES, AND SHALL CAUSE EACH GUARANTOR TO AGREE, THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, OR ANY APPELLATE COURT FROM ANY THEREOF, AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR THE PURPOSES THEREOF AND EXPRESSLY WAIVES ANY CLAIM OF IMPROPER VENUE AND ANY CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM.

(b)          THE ISSUER HEREBY APPOINTS, AND SHALL CAUSE ANY FOREIGN DOMICILED GUARANTOR TO APPOINT, RASA HOLDING LLC (THE “PROCESS AGENT”), WITH AN OFFICE ON THE DATE HEREOF AT 1209 ORANGE STREET, WILMINGTON, DELAWARE 19801, UNITED STATES, AS ITS AGENT TO RECEIVE ON BEHALF OF THE ISSUER AND ANY FOREIGN DOMICILED GUARANTOR SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING. SUCH SERVICE MAY BE MADE BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO THE ISSUER AND ANY FOREIGN DOMICILED GUARANTOR IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT’S ABOVE ADDRESS. THE ISSUER HEREBY IRREVOCABLY AUTHORIZES AND DIRECTS THE PROCESS AGENT, AND SHALL DIRECT ANY FOREIGN DOMICILED GUARANTOR TO IRREVOCABLY AUTHORIZE AND DIRECT THE PROCESS AGENT, TO ACCEPT SUCH SERVICE ON ITS BEHALF. AS AN ALTERNATIVE METHOD OF SERVICE, THE ISSUER ALSO IRREVOCABLY CONSENTS, AND SHALL DIRECT ANY FOREIGN DOMICILED GUARANTOR TO IRREVOCABLY CONSENT, TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE ISSUER AND ANY FOREIGN DOMICILED GUARANTOR AT ITS ADDRESS SPECIFIED IN SECTION 12.3 HEREIN.

(c)          TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE ISSUER HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE EACH GUARANTOR TO WAIVE, ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER NOTE DOCUMENTS, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS. (i) THE ISSUER CERTIFIES, AND SHALL CAUSE EACH GUARANTOR TO CERTIFY, THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY HOLDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE HOLDERS WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (ii) THE ISSUER ACKNOWLEDGES, AND SHALL CAUSE EACH GUARANTOR TO ACKNOWLEDGE, THAT THE HOLDERS HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AND THE OTHER NOTE DOCUMENTS TO WHICH THEY ARE PARTY BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

12.10          Severability. If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement. The parties hereto further agree to replace such invalid, illegal, or unenforceable provision of this Agreement with a valid, legal, and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal, or unenforceable provision.

12.11          Rules of Construction. Unless the context otherwise requires, “or” is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement.

12.12          Entire Agreement. This Agreement, together with the exhibits and schedules hereto and the other Note Documents, is intended by the parties as a final expression of its agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Note Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

12.13          Expenses. The Issuer shall pay all reasonable out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees of one firm of special counsel for all Holders and of one firm of special counsel for the Collateral Agent) incurred by each Holder and the Collateral Agent in connection with the Transactions (whether or not the Issue Date occurs) and in connection with any amendments, waivers or consents under or in respect of the Note Documents (whether or not such amendment, waiver or consent becomes effective). If the Issue Date does not occur, upon termination of this Agreement, the Issuer shall immediately pay all fees and expenses of the Collateral Agent and the Holders, without presentment, demand, protest or notice. The Issuer shall also pay the reasonable costs and expenses incurred by each Holder and the Collateral Agent in enforcing, protecting or defending (or determining whether or how to enforce, protect or defend) any rights under the Note Documents. In addition, the Issuer will also pay the reasonable costs and expenses of each Holder and the Collateral Agent (i) in responding to any subpoena or other legal process or informal investigative demand issued in connection with the Note Documents, or by reason of being a Holder or the Collateral Agent (but only so long as such subpoena or other legal proceeding arises out of matters which are related to the Issuer), and (ii) the reasonable costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Issuer or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes. The Issuer will pay, and will save each Holder and the Collateral Agent harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by the Holders in connection with its purchase of Notes). The obligations of the Issuer under this Section 12.13 shall survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or any other Note Document, and the termination of this Agreement or the other Note Documents.

12.14          Indemnity.

(a)          In addition to the payment of expenses pursuant to Section 12.13, whether or not the transactions contemplated hereby are consummated, each Note Party agrees to defend (subject to Indemnitees’ rights to selection of counsel), indemnify, pay and hold harmless, the Collateral Agent, each Holder and their respective Affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnitee”), from and against any and all Indemnified Liabilities; provided, that (x) no Note Party shall have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise (i) from the gross negligence, bad faith or willful misconduct of that Indemnitee, in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction, or (ii) from or out of any dispute among Indemnitees (other than a dispute involving claims against the Collateral Agent or any other agent, co-agent or Subagent (if any), in each case, in their respective capacities as such) that did not involve an act or omission of the Note Parties and (y) the Issuer, each other Note Party, the Collateral Agent, each Holder and their respective Affiliates, and any other party to this Agreement shall not be liable on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Note Document or any agreement or instrument contemplated hereby or thereby, the Transaction, any Note or the use of the proceeds thereof and each such Person hereby waives, releases and agrees not to sue upon any such claim for any special, indirect, consequential or punitive damages, whether or not accrued and whether or not known or suspected to exist in its favor. To the extent that the undertakings to indemnify and hold harmless set forth in this Section 12.14 may be unenforceable in whole or in part because they are violative of any Applicable Law or public policy, the applicable Note Party shall contribute the maximum portion that it is permitted to pay and satisfy under Applicable Law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

(b)          To the extent permitted by Applicable Law, no Note Party shall assert, and each Note Party hereby waives, any claim against any Indemnitee on any theory of liability, for special, indirect, incidental, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of or in any way related to this Agreement or any Note Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Note or the use of the proceeds thereof or any act or omission or event occurring in connection therewith. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent same resulted primarily from the gross negligence, bad faith or willful misconduct of such Indemnitee (to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment).

(c)          All amounts due under this Section 12.14 shall be due and payable within thirty (30) days after demand therefor.

(d)          Without prejudice to the survival of any other agreement of the Issuer hereunder, the agreements and obligations of the Note Parties under this Section 12.14 shall survive the termination of the Note Documents and the payment in full of the Notes.

12.15          [Reserved].

12.16          No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Note Documents. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any Note Document, this Agreement or such other Note Document shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement or any other Note Document. No knowledge of, or investigation, including without limitation, due diligence investigation, conducted by, or on behalf of, the Holders shall limit, modify or affect the representations set forth in Article 6 of this Agreement or the right of the Holders to rely thereon.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by its respective officers hereunto duly authorized as of the date first written.

ISSUER:

Bioceres Crop Solutions Corp.

By:
Name:
Title:

[Signature Page to Note Purchase Agreement]

INITIAL PURCHASERS:

Solel-bioceres spv, l.p.

By:
Name:
Title:

[Signature Page to Note Purchase Agreement]

COLLATERAL AGENT:

WILMINGTON SAVINGS FUND SOCIETY, FSB, as Collateral Agent

By:
Name:
Title:

[Signature Page to Note Purchase Agreement]

SCHEDULE 1.1

SCHEDULE 2.1

Allocations

Initial Purchaser	Commitment / Purchase Price	Address
Solel-Bioceres SPV, L.P.		c/o Solel Partners LP
699 Boylston Street, 15th Floor
	$24,392,610	Boston, MA 02116
Total:	$24,392,610

SCHEDULE 6.5

Litigation

SCHEDULE 6.8

Title to Properties

SCHEDULE 6.9

Real Property

SCHEDULE 6.10(a)

Taxes

SCHEDULE 6.13

Environmental Matters

SCHEDULE 6.15

Subsidiaries

SCHEDULE 6.16

Capitalization

SCHEDULE 6.19

OFAC; Anti-Terrorism; Patriot Act; Anticorruption

SCHEDULE 8.16(a)

Post-Closing Obligations

SCHEDULE 9.2

Indebtedness

SCHEDULE 9.4

Liens

SCHEDULE 9.5

Guarantees

SCHEDULE 9.9

Investments

EXHIBIT A

FORM OF NOTE

See attached

EXHIBIT B

FORM OF GUARANTY AGREEMENT

See attached

EXHIBIT C

FORM OF PLEDGE AND SECURITY AGREEMENT

See attached

EXHIBIT D

FORM OF FIRST LIEN/FIRST LIEN INTERCREDITOR AGREEMENT

See attached